07027602

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Merafe Resources Ltd

*CURRENT ADDRESS 1st Floor, Block B
Sandton Place
68 Wierda Road East
Wierda Valley
Sandton, South Africa 2196

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

FILE NO. 82- 35785 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/29/07

Merafe Resources Limited

Annual Report: 31 December 2006









MERAFE
RESOURCES



Ferrochrome

group profile

Merafe Resources Limited (Merafe Resources or the Company) is listed on the JSE under the share code MRF in the "General Mining" sector.

The main business of the Company is the production and sale of ferrochrome through its 20.5% participation in the EBITDA (earnings before interest, tax, depreciation and amortisation) of the Xstrata-Merafe Chrome Venture (the Venture).



20.5% EBITDA
79.5% EBITDA
Xstrata-Merafe Chrome Venture

Shareholding as at 31 December 2006

Royal Bafokeng Resources	30.76%
Industrial Development Corporation	23.35%
Allan Gray Asset Managers	14.49%
Minorities	31.40%
	100.00%

This Venture was established on 1 July 2004, as the result of an agreement concluded between Merafe Resources and Xstrata South Africa (Pty) Limited (Xstrata). Xstrata is a wholly-owned subsidiary of Xstrata plc, a diversified mining group listed on the London and Swiss stock exchanges.

In terms of the agreement both companies pooled their chrome operations, to form the largest ferrochrome producer in the world, while retaining ownership of their assets.

Xstrata-Merafe Chrome Venture Operations

Production capacity 1,960 kt
20 furnaces
Six operating mines
Five smelter sites
Resources to last in excess of 100 years, assuming current smelting capacity

In the past 30 months the Venture has achieved significant operational efficiencies through the transfer of best operational practice, the optimisation of ore feed from the reserves of the two parties and the expansion of advanced technology - in particular at the new Lion Ferrochrome plant which uses Xstrata's proprietary Premus technology.

Merafe Resources share price (close) daily 02/01/2006 - 31/12/2006



Cents
80
75
70
65
60
55
50
45
40
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006

our goals

- To ensure that our interests in the ferrochrome industry are profitable and sustainable
- To grow our interests in ferrochrome
- To diversify into other commodities

contents

Forward looking statements

Certain statements in this report constitute forward looking statements.

Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performances, objectives or achievements of Merafe Resources Limited and its subsidiary companies, as well as the industry in which it operates, to be materially different from future results, performances, objectives or achievements expressed or implied by these forward looking statements.

Merafe Resources Limited is subject to the effect of changes in commodity prices, currency fluctuations, the risks involved in mining and smelting operations and the operating procedures and policies of the Xstrata Merafe Chrome Venture.





highlights of 2006

: Merafe Resources increased its share in the Venture to 20.5%

: Successful start-up of the Lion Ferrochrome plant on time and on budget

: Net profit after tax up 234% to R139 million

: Earnings per share up 100% to 6 cents

: Revenue up 68% to R1,030 million

: EBITDA up 62% to R179 million





Hot metal ladle

reporting scope

The financial year of Merafe Resources Limited (Merafe Resources or the Company) runs from January to December. This report reviews the results for the calendar and financial year ended 31 December 2006.

Merafe Resources aim with this annual report is to report on its financial, environmental and social performance.

Reporting guidelines

This report has been prepared using the Global Reporting Initiatives (GRI) Guidelines and the Mining and Metals Sector Supplement (Pilot Version 1.0) as a framework.

Accountability, governance and sustainability are three powerful ideas that are playing a pivotal role in how organisations operate in the 21st century. They reflect the new view of business as a prime mover in determining economic, environmental and social well-being, with responsibilities that extend beyond its shareholders to people and places both near and far.

The GRI, an independent international institution, has developed an international framework for defining, measuring and rigorously reporting on the economic, environmental and social performance. This framework has been designed to provide comprehensive information to stakeholders of an organisation on the economic, social and environmental performance that make up its triple bottom line.

Independent auditors report on the financial data presented in terms of International Financial Reporting Standards (see page 49).

For additional information on the report contact Lindiwe Montshiwagae (lindiwe@meraferesources.co.za)





Ferrochrome

chairman's letter to shareholders



Two-and-a-half years later the very positive impact the Venture has had on the performance of Merafe Resources is apparent from its results.

Dear Shareholders,

The 2006 financial year ended on a high note for Merafe Resources, which derives its income from its share in the Xstrata-Merafe Chrome Venture (the Venture). After a disappointing first quarter, during which primary stainless steel production and prices for ferrochrome continued to be weak, the sharp increase in stainless steel melt in the second quarter supported a substantial increase in the ferrochrome base price. This increase in the base price continued into the third and fourth quarters, resulting in a 19% price increase during the year. As a result of the base price increase, an 83% attributable increase in sales in the second half of the year, a weaker rand and the Venture's industry-leading performance in containing costs, the Company made record profits for the period ended 31 December 2006.

Profits after tax were up 234% to R139 million year on year. During the first six months of the year Merafe Resources' share of the earnings before interest, tax, depreciation and amortisation (EBITDA) of the Venture was 17%. From 1 July 2006 its share increased to 20.5%.

The Xstrata-Merafe Chrome Venture

The Venture, which resulted from the pooling and sharing of the ferrochrome assets of Xstrata and Merafe Resources, came into being on 1 July 2004. Two-and-a-half years later the very positive impact the Venture has had on the performance of Merafe Resources is apparent from its results.

The sharing within the Venture of operational expertise and technological diversity can be seen in the Bokamoso pelletising and sintering project, which is to be retrofitted to the Wonderkop smelter, which will use the Outokumpu pelletising and sintering process. This process proved to be effective and cost efficient when employed at the Merafe Resources Boshoek plant.



One of the kilns under construction at the Bokamoso pelletising and sintering plant in North West Province

Strong growth forecast to 2008

78% of world stainless steel growth to occur in China

	% World stainless output growth, % y-o-y
2005	+0.2%
2006	+10.0%
2007f	+10.5%
2008f	+7.0%
2009f	+2.1%
2010f	+5.9%

Data: CRU

Charge chrome prices



USc/lb
0.90
0.80
0.70
0.60
0.50
0.40
0.30
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2003
2004
2005
2006
2007

Data: Heinz H. Pariser

South African output set to surge in 2007 after years of stagnation

South African production of charge chrome, 1996-2007



Tonnes FeCr in '000
4000
3000
2000
1000
Limited output growth between 2000-06
1996 97 98 99 00 01 02 03 04 05 06 07(f)

Data: CRU

South Africa to be main contributor to growth in years to 2011
Growth in charge chrome production by region, 2005-2011



Tonnes FeCr in '000
1000
900
800
700
600
500
400
300
200
100
926
794
223
123
20
Kazakhstan
Russia
India
China
South Africa

Data: CRU

The Venture's operations

Smelters	Capacity	Technology	Mines
Wonderkop	520 kt FeCr-6 furnaces	Pelletiser - semi-closed furnaces	Kroondal, Waterval and Marikana
Rustenburg	440 kt FeCr-6 furnaces	Pelletiser - semi-closed furnaces	Kroondal, Waterval and Marikana
Lydenburg	400 kt FeCr-4 furnaces	Premus - kilns, 3 closed furnaces & 1 semi-closed furnace	Helena and Thorncliffe
Boshoek	240 kt FeCr-2 furnaces	Outokumpu sinter plant, closed furnaces	Horizon and Boshoek
Lion	360 kt FeCr-2 furnaces	Premus - kilns & closed furnaces	Helena and Thorncliffe
Total	: 1 960 kt in production capacity : 5 smelter sites : 20 furnaces	: 4 major technologies : Premus is proprietary to the Venture - world's lowest cost ferro-chrome technology	: 7 mines : Resources to last in excess of 100 years assuming current smelting capacities

The successful use of UG2 as feedstock in the Boshoek pelletising and sintering plant has also been adopted to provide feedstock for pelletisers at the Lion Ferrochrome plant. A UG2 beneficiation plant has been established at Mototolo for this purpose. It utilises UG2 concentrate produced by the Mototolo platinum mine.

Performance against strategy

The Company has performed well in terms of its strategic objectives: organic growth in the ferrochrome industry through expansion and acquisitive growth in the ferrochrome industry through the acquisition of going concerns. The management team continues to pursue its third strategy of growth through diversification. It has assessed a number of opportunities over the past two years and will continue to seek out and assess opportunities. When assessing these opportunities management bears in mind commodity cycles and the need to reduce the Company's current levels of gearing.

Legislative environment

Good progress is being made with the Venture's submission to the Department of Minerals and Energy for New Order Prospecting and Mining rights and the conversion of Old Order Mining and Prospecting Rights under the Minerals and Petroleum Resources Development Act of 2002. We anticipate the process to be successfully completed during the 2007 financial year.

Ongoing recognition of our commitment to Black Economic Empowerment, sustainability and good corporate governance

The Company continues to participate in the FTSE/JSE SRI (Socially Responsible Investment) Index. The Index measures the policies, performance and reporting of companies in relation to the three elements that make up the triple bottom line: environmental, economic and social sustainability.

Its empowerment credentials placed Merafe Resources sixth in the Resources Sector of the Financial Mail's Top Empowerment Company Survey 2007.

Beneficiation

Government has expressed its concern regarding the export of unbeneficiated chrome ore from South Africa. The Venture's commitment to beneficiation is manifested in its beneficiation to saleable ferrochrome of three million tonnes of chrome ore during the 2006 financial year. This tonnage will increase substantially during the 2007 financial year.

The year ahead

The fundamental outlook for base metal prices is positive with analysts pointing to rising prices. Despite the underperformance of the US economy, the rapidly industrialising economies of China and India, combined with the satisfactory performance of the older Asian economies and that of the European Union, will continue to drive the growing demand for metals and energy.

Directorate and staff

We were pleased to welcome Mr T'lamelo Ramantsi, of the Industrial Development Corporation (IDC), to the Board of Merafe Resources in November. We look forward to his contribution to our deliberations during 2007.

I thank my fellow members of the Board of Merafe Resources for the advice and support they have given the management team throughout the year.

During the year the capacity of the Merafe Resources' financial team was strengthened by the welcome addition of Financial Controller, Veronica Venter.

My thanks also go to the management and staff of Merafe Resources whose endeavours over the past six years have taken the Company from a project phase to its current position where it owns a 20.5% interest in the world's largest ferrochrome business with attributable ferrochrome capacity of over 400 000 tonnes.

I would also like to take this opportunity, on behalf of the Board of Merafe Resources, to express our appreciation to our partners in the Xstrata-Merafe Chrome Venture who are the recognised leaders in the ferrochrome industry and to all our stakeholders.

Chris Molefe
Non-Executive Chairman



Casting molten ferrochrome at the Lydenburg plant in Mpumalanga Province

chief executive officer's review





The Venture had a fatality-free year.

The forecast for ongoing growth in demand for ferrochrome bodes well for the future of the Venture.

Financial review

The 2006 financial year was one of two very different halves for Merafe Resources. Trading conditions in the first half of the year contributed to the Company incurring a loss (R27,8 million) and the turnaround in these conditions during the second half of the year contributed to it recording a healthy net profit after tax of R166.9 million (an earnings per share of seven cents) for the six months to December, after taking into account the recognition of a deferred tax asset of R28.8 million. In order to comply with International Accounting Standards IAS 12, Merafe Resources raised this deferred tax asset for deductible temporary differences because it is likely that in future sufficient taxable income will be generated against which these temporary differences can be used. These results represent an increase in profit after tax of 234% and an increase in earnings per share of 100% for the year. Revenue for the 2006 financial year increased by 68% to R1,030 million and EBITDA increased by 62% to R179 million.

Merafe Resources' 17% share of the Venture's EBITDA in the first half of the year and its 20.5% share of its EBITDA from 1 July 2006 translated into attributable saleable ferrochrome production of 239,742 tonnes. The EBITDA included corporate costs of R22 million.

During the year redeemable preference shares worth R100 million were redeemed. This reduced the balance of preference shares to R225 million at year-end. The Company borrowed an additional R300 million to finance its participation in the Lion Ferrochrome project.

Review of operations

The commissioning of the Lion Ferrochrome plant, on schedule and within budget, in the third quarter of 2006, increased the number of the Venture's furnaces to 20 with a production capacity of 1.96 million tonnes. As a result of the weak market conditions in the earlier part of the year the opportunity was taken to suspend production from seven of these furnaces for varying periods of time for maintenance. This reduced the Venture's saleable ferrochrome production for 2006 to 1.2 million tonnes, which was 7% lower than in the previous year. However, sales volumes for the year were only marginally lower than those for the previous year. Stockpiled material was used to supplement sales volumes.



Operating costs

Operating costs were well contained in 2006, despite the standing charges associated with idled capacity and the impact of ongoing mining sector inflation. Cost savings of some R58 million made a substantial contribution to the Venture's earnings. These savings were achieved from more stable reductant prices, improved metallurgical performance and sound energy management.

The commissioning of the Lion Ferrochrome plant which, with its use of Premus technology, has the lowest average power input per tonne of ferrochrome (2.6 MWh/t in comparison with the 4 MWh/t average power input of conventional ferrochrome smelters) is expected to further reduce energy costs. This constitutes in itself more than a 10% saving in production costs.

Plants

In addition to the seven of the Venture's 20 furnaces that were idle for varying periods during 2006, routine maintenance stoppages also took place at a number of other furnaces during the South African winter. At the end of 2006 four furnaces were still idle, two of which were returned to production in the first quarter of 2007.

The Venture is very proud of the achievement of the project team working on the Lion Ferrochrome project which completed the project on time and within budget in September 2006.

Currently, the Premus technology developed by Xstrata is employed at the Venture's Lydenburg plant (where the process was developed) and the Lion Ferrochrome plant in Limpopo Province. Its Boshoek plant in the North West Province employs Outokumpu technology to produce the sintered pellets used in its furnaces. The 1.2 million tonne Bokamoso pelletising and sintering plant, which is under construction, also employs Outokumpu technology. Its production of pellets will be used in the Venture's Rustenburg and Wonderkop smelters.

Construction of the Bokamoso pelletising and sintering plant (adjacent to the Wonderkop smelter), which began in May 2006, remains within budget and on schedule and is due for completion in the third quarter of 2007.

Health, safety, the environment and the community (HSEC)

While HSEC issues are covered in detail in the Environmental Sustainability section of this report I am delighted to be able to advise you that the Venture recorded a fatality free year in 2006. In addition, over the past five years it has achieved a steady reduction in lost time injury frequency rates (LTIFR) from 10.62 to 2.22 and a reduction in total recorded injury frequency rates (TRIFR) from 33.91 in 2002 to 8.04 in 2006.

Legislation

In 2002 the South African Government introduced the Mineral and Petroleum Resources Development Act (MPRDA) which created a new dispensation for holders of mineral rights within South Africa. The proposed Mineral and Petroleum Resources Royalty Bill is the fiscal outgrowth of the MPRDA. The proposed royalty will take effect in May 2009 when the conversion of old order to new order rights is complete. The first draft of the Royalty Bill was introduced in March 2003. After extensive consultations with industry the second draft bill was released in October 2006. Closing dates for comments was set at 31 January 2007. After receiving 27 submissions from the mining industry the National Treasury debated the main policy issues emanating from these submissions at a workshop on 17 May 2007, to be followed up with a few smaller meetings. It plans to complete the consultation process by the end of June 2007 and envisages that the draft bill will be ready for parliamentary review by October 2007.





Global markets

Primary stainless steel production, which drives ferrochrome demand, declined in 2005 and continued to be weak in the early part of the year. This weakness resulted in a further 5 US cents drop in the base price for ferrochrome from 68 US cents at year end to 63 US cents in the first quarter of 2006.

The second quarter saw a turnaround for ferrochrome when stainless production increased rapidly to meet growing demand, particularly in Europe. The base price for ferrochrome increased by 11% to reach the price of 70 US cents per pound.

The base price for ferrochrome continued its rise to 75 US cents for the third and fourth quarter of 2006. The ferrochrome price increase was driven by the demand for stainless steel which accounts for over 80% of global demand for ferrochrome. Most major European, American, Asian and Chinese stainless mills operated at full capacity from the second quarter of 2006.

The global demand for ferrochrome in 2006 increased by an estimated 10% to 6,3 million tonnes, while the global demand for stainless for 2006 is estimated to have increased some 14% to 28 million tonnes. The lower growth in ferrochrome demand compared to stainless steel demand is partly due to the increased production of high carbon ferrochrome which has a higher chrome content and the use of chrome-bearing nickel pig iron by Chinese producers to cushion the impact of high nickel prices. On the other hand the shortage of stainless steel scrap used in Austenitic stainless production supported the demand for ferrochrome. The ratio of stainless steel scrap in Austenitic stainless melt declined by 1% to 42% in 2006.

China is now by far the largest stainless steel producer. Its stainless production in 2006 was approximately 5.6 million tonnes. It also remains the most important driver of the growth in demand for stainless steel. Global demand for stainless is expected to continue to increase in 2007. China is expected to increase its stainless production to approximately 6.5 million tonnes in 2007. The long term forecast of an annual growth in stainless steel demand of approximately 6% should result in a similar growth in the global demand for ferrochrome, i.e. more than a new Lion project is required every year to satisfy demand.

Reporting standards

This report has been prepared using the Global Reporting Initiative (GRI) Guidelines as a framework. Our objective is to achieve transparency, inclusiveness and high standards of reporting. The GRI was established to provide a common framework for sustainability reporting worldwide that would elevate sustainability reporting to the same level of rigour, comparability, credibility and verifiability as that expected of financial reporting.



Construction at Boxamoso pelletising and sintering plant in North West Province

Strong end-market growth

Stainless steel outperformed growth of most metals (1980-2004 in %)



Compounded Annual Growth Rate for 1980-2004 (in %)
6
5
4
3
2
1
5.62
3.27
2.42
1.91
0.93
0.82
Stainless Steel
Aluminium
Copper
Zinc
Lead
Carbon steel

Data: ISSF

FeCr Production 1998 - 2010 (Graph prepared 2006)

World ferrochrome production to rise by 5% year on year



Historical
CAGR 4%
Forecast
CAGR 5%
Tonnes FeCr in '000
8000
7000
6000
5000
4000
3000
2000
1000
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

Data: CRU

Global stainless melted production, quarterly year on year % change and moving average



Percentage
20
15
10
5
0
-5
-10
Q1 93
Q4 93
Q3 94
Q2 95
Q1 96
Q4 96
Q3 97
Q2 98
Q1 99
Q4 99
Q3 00
Q2 01
Q1 02
Q4 02
Q3 03
Q2 04
Q1 05
Q4 05
Q3 06
Q2 07
Actual
3 month moving average

Data: CRU

World resources of chrome ore = 648m tonnes contained chromium, 2006



South Africa
Kazakhstan
Zimbabwe
India
Others
Turkey
China

Data: CRU

China HC FeCr production


Growth Rate 1990 - 2007: 6.3%
Forecast
Tonnes FeCr in '000
1000
900
800
700
600
500
400
300
200
100
1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06p '07e
Production 194 181 266 291 265 541 282 249 296 193 300 262 231 423 532 676 890 590
Data: CRU

Chinese production and net imports of chrome ore, '000t


Tonnes FeCr, tonnes chrome ore
3500
3000
2500
2000
1500
1000
500
'00
'01
'02
'03
'04
'05
Data: CRU
Production
Net Imports


Origin of Chinese imports, 2000-2005, '000 tonnes chrome ore
Majority of increase has come from Turkey & Others in recent years
Tonnes chrome ore
3500
3000
2500
2000
1500
1000
500
1,090
1,143
1,779
2,148
3,024
2000
2001
2002
2003
2004
2005
Data: CRU
India
Other
Turkey
South Africa
Iran
Australia


Chinese production and net imports to expand
Chinese consumption and production of HC FeCr, '000t
Tonnes FeCr
3000
2500
2000
1500
1000
500
0
Net Import Requirement
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
Data: CRU
Production
Consumption

Ferrochrome market share by company, 2006



- Xstrata-Merafe Venture, South Africa 18%
- Kazchrome, Kazakhstan 13%
- Hernic Ferrochrome, South Africa 6%
- Outokumpu Stainless (AvestaPolarit), Finland 4%
- Vargon Alloys, Sweden 2%
- Asea SA Metals, South Africa 2%
- Others 14%
- China Various, China 15%
- Kermas Group, South Africa 13%
- Chelyabinsk 4%
- Assmang Chrome, South Africa 4%
- Zimasco, Zimbabwe 3%
- Ferbasa, Brazil 2%

Data: CRU

Ferrochrome producers by country



- South Africa 45%
- Brazil 3%
- Finland 4%
- China 14%
- Zimbabwe 4%
- Sweden 2%
- Russia 5%
- India 10%
- Kazakhstan 13%

Data: Heinz Pariser



Ferrochrome stockpile



The Merafe Resources management team. (l-r) Bruce McBride, Zed van der Walt, Arn Mahendranath, Stuart Elliot, Steve Phiri, Veronica Venter and Lindiwe Montshiwagae

Outlook for the future

The 2007 financial year will be the first time that Merafe Resources will be sharing in 20.5% of the Venture's EBITDA for a full 12 months.

The forecast for ongoing growth in demand for ferrochrome bodes well for the future of the Company, which will be reporting sales from the Lion Ferrochrome plant for the first time.

In addition, there are opportunities for the Venture to increase its sales of ferrochrome in China. In the past the Venture sold only 1% of its production into China. China's own ferrochrome production peaked in 2006. It has limited chrome ore resources and its sourcing of chrome ore from elsewhere is being limited. Both the Indian and South African governments are discouraging the export of chrome ore. The Indian government has imposed an export duty of US$ 44 a tonne on chrome ore, which will make Chinese ferrochrome producers using Indian ore uncompetitive. The South African Department of Minerals and Energy has warned that it also plans to discourage chrome ore exports. In addition, the Chinese government has recently reduced the import duty on ferrochrome to 1% and is applying pressure on industries that are environmentally unfriendly and energy intensive, to close down. As a result analysts are predicting that Chinese imports of ferrochrome could exceed one million tonnes in 2007.

The cashflow the Company is receiving from its share in the EBITDA of the Venture allows it to continue to reduce its gearing.

It also has at its disposal unredeemed capex in excess of R1 billion. In addition, the re-rating of its share price provides an opportunity for the Company to implement its diversification strategy.

Thanks

My thanks go to both the team at Merafe Resources and the Venture. It is their hard work, dedication and commitment, which has made the success of the Company and the Venture possible. My thanks also go to the Board for its support and guidance.



Steve Phiri
Chief Executive Officer



(L-R) Stuart Hof, Zoë van der Walt, Lebo Mogotsi, Bruce McBride, Chris Molete, Steve Pant and Zanele Matsaki

directorate

Non-executive directors

Chairman
Chris Molefe
BCom, Post-graduate Diploma in Property Development

Chris (58), has chaired the Merafe Resources Board for the past three and a half years. He has extensive experience in mining and resources, merchant banking and transformation strategy development, which he gained while working for Mobil Oil, Union Carbide, Chase Manhattan Bank, Transnet and Royal Bafokeng Resources, where he held the position of chief executive officer.

Zanele Matlala
BCom, BCompt (Hons), CA (SA)

Zanele (43), joined the Merafe Resources Board in 2005. She is the Group Financial Director of Kagiso Trust Investments (Pty) Limited. She was Chief Financial Officer of the Development Bank of Southern Africa (DBSA), having previously served the DBSA as Executive Manager: Private Sector and International. Before joining the Bank she headed up Wholesale Venture Capital Funds for the Industrial Development Corporation and was an Audit Supervisor at Arthur Anderson & Co.

Lebo Mogotsi
BCom, SMDP

Lebo (35), joined the Merafe Resources Board in 2005. She has considerable experience in beneficiation and the development of markets for products of the beneficiation process, which she gained as Marketing Manager of AngloGold Ashanti. Lebo is also a director of Lebone Resources (Pty) Limited, a women's empowerment mining company focusing on mining, beneficiation and consulting, and a shareholder and executive director of Petmin Limited a junior mining company listed on the JSE and on AIM.

Tlamelo Ramantsi
BCom (Accountancy), BCompt (Hons), CA (SA), HDip Tax Law

Tlamelo (31), was appointed to the Merafe Resources Board in November 2006. He is currently a senior account manager with the Industrial Development Corporation - Project and Structured Finance. Prior to joining the IDC Tlamelo was an investment associate with Trilinear Specialised Finance (Pty) Limited, an associate at African Harvest Capital and an audit manager at Gobodo Incorporated.

Mzila Mthenjane
BSc (Eng), SMDP

Mzila (35), was appointed to the Merafe Resources Board in March 2007. He is currently Investment Manager for the mining assets of Royal Bafokeng Holdings. Prior to this he was Vice President, Global Corporate Finance at Deutsche Securities SA (Pty) Limited from 2004 to 2006 and Senior Manager, Corporate Development at Gold Fields Limited from 2002 to 2004.





Pipelines and conveyors running between the Premus pelletiser and the furnaces at the Lion Ferrochrome plant in Limpopo Province

Executive directors

Chief Executive Officer
Steve Phiri
BJuris, LLB, LLM, HDip Co Law

Steve (51) joined Merafe Resources as its Chief Executive Officer in May 2003. Before joining Merafe Resources he headed up Corporate and Legal Affairs for the Royal Bafokeng Nation (RBN) and led the negotiating team that successfully resolved the dispute between the RBN and Impala Platinum Limited. In this role he also negotiated the RBN investment in Merafe Resources and the Nation's joint venture with Anglo Platinum Limited.

Steve is a member of the Mineral and Mining Board, which was established in terms of the Minerals and Petroleum Development Act. He is a non-executive director of Royal Bafokeng Resources Holdings (Pty) Limited, Impala Platinum Limited and SA Eagle Limited.

Technical Director
Zed van der Walt
PrEng, BSc Engineering (MET), MBA, DPLR

Zed (62) has over 40 years experience in the ferroalloy industry, which includes operational and executive management experience, feasibility studies, process design, construction and commissioning. He joined Merafe Resources in 2001.

Commercial Director
Bruce McBride
BA, LLB, Dip Advanced Banking, MBA, PhD

Bruce (47) was a senior partner at law firm Bell, Dewar and Hall before joining Merafe Resources in 2001 as Commercial Director. During his time in law he specialised in commercial litigation, banking and mining law. He is a non-executive director of Mundane World Leaders Fund Limited.

Finance and New Business Director
Stuart Elliot
CA (SA), HDip Co Law

Stuart (43) had gained extensive experience in the accounting and corporate finance fields before joining Merafe Resources in 2001. He was an audit manager at KPMG and a senior manager at FirstCorp Merchant Bank. As a project finance consultant with Gencor in London he worked exclusively on Gencor's acquisition of Billiton plc from Royal Dutch Shell. Stuart was also an associate director with Deutsche Bank and a director of the Corner House (Pty) Limited for three years.

Company Secretary
Amritha Mahendranath
BCom

Amritha (39) joined Merafe Resources in 2003 as its Financial Manager. In March 2004 she was appointed Company Secretary. Amritha's previous financial experience includes working for Mondi Limited.



Construction work on the Bokamoso pelletising and sintering plant being constructed adjacent to the Wonderkop plant in North West Province

sustainable development report

Energy efficiency is a key driver in all the Venture's operations. It has the dual benefit of reducing greenhouse gas emissions and the financial benefit in reduced energy consumption.

This report is the fourth sustainable development report released by Merafe Resources as part of its annual report. Its objective is to provide our stakeholders with information on how the many important non-financial issues, risks and opportunities that present themselves have been managed by Merafe Resources and by the Xstrata-Merafe Chrome Venture (the Venture).

Merafe Resources recognises that the key to its long-term prospects is its sustainability and that to achieve sustainability requires integrating economic activity with environmental integrity, social concerns and an effective governance system.

The Company seeks to achieve the high standards of business conduct set out in its Board Charter and Code of Ethics.

Through its investments Merafe Resources is creating value for its shareholders. The efficient management standards in place in its investments also contribute to a sustainable environment because they result in the efficient use of resources and the provision of a safe and healthy working environment.

We work in partnership with our stakeholders on which our business impacts with the aim of achieving results from our activities.

Merafe Resources is committed to the achievement of the vision of the legislation governing the mining industry in South Africa, which is to develop a globally competitive mining industry, which uses the human and financial resources of all South Africa's people, offers real benefits to all South Africans and proudly reflects the promise of a non-racial South Africa.

We believe that poverty alleviation, capacity building and skills training, gender equity, job creation and governance are the critical issues that need to be addressed if progress towards sustainability is to be achieved in southern Africa. This report describes our efforts to address these issues.



Steve Phiri
Chief Executive Officer

governance and management systems

Reporting guidelines

Merafe Resources has adopted the Global Reporting Initiative (GRI) Index guidelines for sustainability reporting as the framework for the preparation of this report. The use of this framework allows the Company to present and analyse its performance in economic, environmental and social terms – the crucial determinants of sustainability and the triple bottom line.

Recognition of the Company's socially responsible approach to business

Prompted by the growing body of evidence suggesting an inter-relationship between socially responsible practices and long-term shareholder value, the JSE Limited established the FTSE/JSE SRI (Socially Responsible Investment) Index in 2003. The Index showcases listed companies who qualify to participate in it. Qualifying companies must meet a rigorous set of criteria in respect of corporate governance and economic, environmental and social sustainability. Every year since the inception of the Index in 2003 Merafe Resources has met these criteria and has been invited to participate in the JSE SRI Index.

JSE SRI Index
Socially Responsible Investment Index

Empowerment credentials

Merafe Resources was placed sixth in the Resources Sector of the Financial Mail's Top Empowerment Companies Survey in 2007. Companies participating in the survey are assessed by economic empowerment rating agency Empowerdex, which rates the BEE elements of ownership, management, employment equity, skills development, procurement, enterprise development and corporate social investment.

Governance and management systems

Merafe Resources is committed to best practice in corporate governance. It recognises that strong and accountable governance is directly linked to a company's ability to manage risk and ensure optimal performance and conducts its business accordingly.

Its directors endorse the Code of Corporate Practices and Conduct set out in the King II Report and the Board takes the necessary steps to ensure these recommendations are applied throughout the Company.

To ensure a balance of power and authority there is a clear division of responsibilities among the Company's directors.

In accordance with the recommendations of the King II Report the directors' contracts do not exceed three years.

The Board of directors

The Board, at 31 December 2006, comprised four executive directors and five non-executive directors.

Non-executive directors
Chris Molefe (58) - Chairman
Qinisani Mbatha (29)
Zanele Matlala (43) - Independent
Lebo Mogotsi (35) - Independent
Tlamelo Ramantsi (31)

Executive directors
Steve Phiri (51) - Chief Executive Officer
Bruce McBride (47)
Stuart Elliot (43)
Zed van der Walt (62)

Company Secretary
Amritha Mahendranath (39)

Attendance at the Merafe Resources Board meetings during 2006

Five Board meetings were held during the financial year ended 31 December 2006.

Board Member	No of meetings attended
Non-executive directors	
C Molefe (Chairman)	5
Z Matlala	4
Q Mbatha	5
L Mogotsi	5
T Ramantsi (appointed to the board at the last board meeting of the year)	0
Executive directors	
S Phiri (Chief Executive Officer)	4
S Elliot	5
B McBride	5
Z van der Walt	5

Attendance at the Merafe Resources Board sub-committees

Name	Remuneration Committee	Audit Committee	Risk Committee	Transformation Committee	Nomination Committee
Non-executive directors					
C Molefe	3	3			3
Q Mbatha	2		3	2	2
J Matlala	3	2	3		3
L Mogotsi	3		3	2	3
Executives and invitees					
S Phiri	3	3		2	3
S Elliot		3			
B McBride				2	
Z van der Walt			3		
L Montshiwagae				1	
T Moseki				2	
Total number of meetings held during the year	3	3	3	2	3



Construction at Bokamoso pelletising and sintering plant in North West Province

The Bokamoso pelletising and sintering plant under construction in North West Province.



We continue to make progress towards the King Report recommendations on the composition of boards. The Board's composition is now more in line with the recommendations of the King II Report. There is a balance of executive and non-executive directors. Further, in line with King II the racial and gender composition of the Board is also now more in line with the demographics of the country.

The Board's role, duties and responsibilities in respect of corporate governance, strategic planning and performance, board appointments, compliance with regulations, risk management, accounting and financial compliance, its responsibilities to shareholders and the delegation of operational matters, are set out in the Board Charter. Through its Charter the Board commits itself to openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders.

In terms of the Board Charter no individual has unfettered powers of decision-making. The Board is ultimately responsible for setting the Company's strategic objectives and establishing key policies. It is also responsible for monitoring their implementation.

The Board retains overall accountability and full and effective control of the Company. Decisions regarding matters that could have a material effect on the business are reserved for the Board. These include the Company's financial and operational results, the strategic direction of the business, major acquisitions and disposals and approval of major capital expenditure.

Mechanisms for shareholder communication with the Board

The formal mechanisms in place for communication with shareholders include roadshows to investors; site visits by institutional investors to the operations of the Xstrata-Merafe Chrome Venture; presentations; the Annual General Meeting; press announcements of the interim and preliminary results; the Company's website and the Annual Report to shareholders.

The Company Secretary

It is the responsibility of the Company Secretary to ensure the Company complies with the JSE Limited Listings Requirements and all statutory requirements. She is also responsible for ensuring that the proceedings and affairs of the directorate, the Company itself and, where appropriate, owners of securities in the Company, are properly administered in accordance with the pertinent laws. It is her responsibility to provide the Board as a whole, and directors individually, with detailed guidance as to how their responsibilities should be properly discharged in the best interests of the Company.

Directors have access to her at all times. Directors and officers of the Company keep her advised about all dealings in Company securities.

Retirement and appointment of directors

To ensure Board continuity, a programme of staggered retirement of directors by rotation at the annual general meeting is in place.

The procedures for appointing directors to the Board are formal and transparent. The Board is assisted, where appropriate, by the Nomination Committee. The Nomination Committee, instructed by the Board, investigates whether or not potential Board members have the necessary skill and experience to make judgments independent of management, on issues of strategy, performance, resources, transformation, employment equity, standards of conduct and evaluation of performance. The Nomination Committee also ensures that potential new directors are fit and proper and not disqualified from being directors. It presents its findings to the Board in order that it may make informed decisions on the appointment of directors.

Dealing in securities

In accordance with the JSE Limited Listings Requirements the Company has adopted a code of conduct for dealing in the Company's securities. During a closed period directors and designated employees are prohibited from dealing in the Company's securities.



The Lydenburg plant in Mpumalanga Province



Board level processes for overseeing, identifying and managing economic, environmental and social risks and opportunities

The roles and responsibilities of the sub-committees that report to the Board on the key issues identified by the Board are set out in the following table, as are the roles and responsibilities of the Executive Committee. The sub-committees meet in accordance with King II recommendations and when necessary.

Executive committee	Remuneration committee	Audit committee
Roles and responsibilities	Roles and responsibilities	Roles and responsibilities
Recommends policies and strategies; monitors and co-ordinates implementation; deals with all executive management business; and is responsible for all material matters that are not the responsibility of the Board.	Establishes the overall principles of remuneration; considers, reviews and approves the Company's policy on executive and non-executive remuneration. From time to time independent external consultants determine that remuneration is in line with industry standards. Bonuses for executive directors are performance-based and are only paid if the Company makes a profit. They are capped at 2.5% of profits and are also restricted to one times annual salary. The Remuneration Committee, together with the Company's auditors, are reviewing the appropriateness of the current share incentive scheme, as many commentators are suggesting alternative performance-based schemes.	Monitors the adequacy of financial controls and reporting; reviews the audit plans of the external auditors and adherence to these plans; considers the extent of non-audit services undertaken by external auditors; ensures that financial reporting complies with IFRS and the Companies Act; reviews and recommends on all financial matters.
Composition of Board committees as at 31 December 2006		
S Phiri+ B McBride S Elliot Z van der Walt	C Molefe+ L Mogotsi J Matlala Q Mbatha S Phiri x	J Matlala+ S Elliot x C Molefe S Phiri

Board expertise

The expertise of the Board members is set out on page 17 and 19 of this report. The directors have a wide range of expertise, including financial, commercial and technical expertise, which they are able to contribute to the Board's deliberations. The independent non-executive directors contribute valuable independent perspectives and judgment.

Overall governance of the Xstrata-Merafe Chrome Venture

A joint board oversees the operations of the Venture, comprising three representatives from each company. Merafe Resources is represented by its Chief Executive Officer (Steve Phiri); Commercial Director, (Bruce McBride); and Finance and New Business Director (Stuart Elliot). Xstrata is represented by the Chief Executive of Xstrata South Africa (Pty) Limited, Peet Nienaber, who is currently also Chairman of the joint board, Mark Moffett (Chief Financial Officer) and Deon Dreyer (Managing Director Alloys). Merafe Resources' representative to the Xstrata-Merafe Chrome Venture (the Venture) at operational level is Technical Director, Zed van der Walt.

Risk committee	Transformation committee	Nomination committee
Roles and responsibilities	Roles and responsibilities	Roles and responsibilities
Assists the Board in the identification of all material risks and sustainability issues to which the Company is exposed. Ensures that the requisite risk management culture, practices, policies, resources and systems are being implemented and are functioning effectively.	Reviews and manages the Company's commitment to social sustainability, the requirements of the Employment Equity Act and the Mining Charter.	Establishes policy governing appointment of directors and considers suitable nominations for appointment to the Board and makes appropriate recommendations to the Board.
Composition of Board committees as at 31 December 2006		
Q Mbatha+ L Mogotsi J Matlala Z van der Walt×	L Mogotsi+ Q Mbatha B McBride S Phiri L Montshiwagae (not a Board member) T Moseki (not a Board member)	C Molefe+ L Mogotsi J Matlala Q Mbatha S Phiri×

+ Committee chairperson × By invitation



The Mototolo UG2 beneficiation plant in Limpopo Province



social sustainability

Our stakeholders

Merafe Resources identifies its stakeholders by assessing its involvement with them, or potential impact on them. Its engagement with stakeholders is as diverse as the various stakeholders in its business.

Stakeholder	Key areas of interest	Engagement
Shareholders and the investment community Merafe Resources has a simple shareholder structure. At 31 December 2006 public and institutional shareholders held 68.6% of the Company's shares. Included in this, Royal Bafokeng Resources Holdings (Pty) Limited held 30.76% of its shares and the Industrial Development Corporation (IDC) held 23.35% of the Company's shares.	: Merafe Resources' returns to shareholders and potential for future returns; : Financial and non-financial risk management; : Governance; and : Performance against strategy.	During the year the Company communicated with its shareholders through: : Roadshows to investors; : Site visits by institutional investors to the operations of the Xstrata-Merafe Chrome Venture; : Presentation at the Nedcor Securities mid-cap conference; : Annual JSE Mining Companies Showcase presentation; : Presentation to Metal Bulletin's 7th Asian Ferro Alloys Conference; : Annual General Meeting; : Press announcements of its interim and preliminary results; : Annual Report to shareholders; and : The Company's website.
Providers of capital	: Ability of the Company to repay borrowings; and : Risk management.	The Company borrows from South African banks. Regular meetings are held with its bankers. Details of its bankers are to be found on the inside back cover of this report.
Customers Our customers are stainless steel mills in South Africa, Europe, the Far East and the Americas. They set the specifications for the product we produce and we produce according to these specifications.	: Product quality; and : Contract and delivery terms.	Glencore International AG markets the majority of the Venture's production. While Glencore International AG and the Venture's marketing team are responsible for maintaining its customer relationships, Merafe Resources continues to interact with customers of the Venture. It also continues to attend global ferrochrome conferences attended by producers and customers.



Employees As at 31 December 2006 Merafe Resources had 11 employees while the Venture (which includes employees of Merafe Ferrochrome and Mining) had 5 400 employees.	• Remuneration, benefits and workers' rights; • Recruitment, training, career development and opportunities; • Operational practices (e.g. health and safety initiatives); and • Community issues (health, education, housing, education and job creation).	Communication with employees includes: • Site specific newsletters; • Management and team meetings; • A communication forum at each operation; • Trade Unions; • Skills development committees; • Employment equity committees; • HSEC Group newsletter; • Ethics line; • Cultural surveys; and • Helpline.
Suppliers	• Venture's requirements regarding HDSA procurement and procurement policies; • Venture's requirements regarding HSEC standards; and • Contract terms and delivery.	All purchasing for the Venture's operations is handled by the Venture. A procurement committee awards tenders and supply contracts. All potential suppliers are required to provide details of the HDSA shareholding/participation in their businesses. A scorecard has been established and the Venture's current level of procurement has been identified and recorded. The HDSA percentages of the total procurement spend was 43% during the financial year. The definitions of HDSA ownership applied by the Venture are as follows: Black Owned - 50% + 1 vote; Black Empowered – between 25.1% and 50%; Black Influenced between 5.1% to 25%.

Communities	: Environmental impacts and management systems of operations; : Social infrastructure and development including education, health, youth development, sports and culture; : Enterprise development and job creation; : Support for community initiatives; : Social impacts of operations; : Protection of traditional rights, cultural heritage, sacred sites and protected areas; and : Sustainable community benefits after closure of operations.	Merafe Resources and the Venture focus on the communities in the immediate vicinity of their operations. The relationship that each operation has with the community within which it operates is managed by the Venture. The Venture's Transformation Manager, who is a member of the Venture's Exco, is responsible for reviewing community engagement and feedback processes within the Venture. Through the Royal Bafokeng Resources Holdings (Pty) Limited, the Royal Bafokeng Nation (RBN), a community of some 300 000 people, is a major shareholder in Merafe Resources and participates in the Company at Board level.
Trade Unions	: Remuneration, benefits and workers' rights; and : Operational practices (e.g. health and safety initiatives).	In terms of the mines and smelters that make up the Venture, mine employees are represented by the National Union of Mineworkers (NUM) and those employed at the furnace operations are members of the National Union of Metal Workers of South Africa (NUMSA). Recognition agreements and union structures are used for the purposes of consultation and communication on union matters.
Government	: Metals and mining industry policy development and regulation; : Royalties and taxes; : Mining rights; : Environmental performance with regard to regulations; and : Management of operations - operational practices including health and safety, environmental practices and community relations.	Merafe Resources regularly interacts with National Government's Department of Minerals and Energy and with the Government of the North West Province in which its operations are based. The Company's Chief Executive Officer participates in Government forums, both in terms of mining issues and BEE. He is also a member of the Government's Minerals and Mining Board.

Business partners	• New acquisitions and developments; • Financial returns; • Risk management; and • Regulatory and policy compliance.	Merafe Resources engages with its partners in the Venture, Xstrata South Africa (Pty) Limited, through regular joint board meetings, the Venture's Exco and regular contact on operational issues.

Externally developed principles, charters and initiatives to which Merafe Resources subscribes.

Merafe Resources is committed to the principles of the Broad-Based Socio-Economic Empowerment Charter (the Charter) for the South African mining industry and the Mining Scorecard established to monitor performance against the Charter. Through the Charter, the mining industry committed to aspiring to a baseline of 40% historically disadvantaged participation in management within five years (2007). To ensure higher levels of inclusiveness and advancement of women they committed to a baseline of 10% of women participation in the mining industry, also within five years.

This year Merafe Resources' efforts towards socio-economic empowerment were recognised in the Financial Mail's 2006 Top Empowerment Companies Survey, which is conducted by the Empowerdex Economic Empowerment Rating Agency. The areas with empowerment potential on which the participants are measured are: ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

Merafe Resources' performance against the Mining Scorecard (this includes the operations of the Xstrata-Merafe Chrome Venture)

Scorecard items	Progress made towards target
Human resources development Every employee offered the opportunity to be functionally literate and numerate by 2005.	All employees were offered the opportunity to be functionally literate and numerate by 2005. Currently, the literacy levels are 85.28% at ABET level 3 and 75.8% at ABET level 4. In addition to offering ABET training to all its employees, the Venture has established ABET Centres that offer skills training to the unemployed in some of the communities where the Venture operates.
Career path and skills development plans implemented for all HDSA employees.	Evaluation interviews are conducted with individual employees to determine their aspirations and qualification levels. Their potential is also assessed. Defined career paths are assigned depending on the candidate's ability and ambition. In instances where it is appropriate further education is offered.
Has the company developed systems through which empowerment groups can be mentored?	The Venture has a mentorship programme in place, which provides policies and procedures for mentorship to ensure the transfer of knowledge and skills from experienced employees, to provide additional career and personal development support and facilitate accelerated development of those selected for mentorship by the organisation.

Employment equity Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	Yes. An employment equity plan, in which annual progress towards meeting the plan's targets is reported, is published every year.
Has the company established a plan to achieve a target for HDSA participation in management of 40% within the five years (2007) and is it implementing the plan?	The Venture has established a plan to achieve a target of 53% HDSA participation in management in the Xstrata-Merafe Chrome Venture by 2007. HDSA participation in the Merafe Resources head office management team in 2006 was 57%. HDSA participation in management in the Venture's operations during 2006 was 44%.
Has the company identified a talent pool and is it fast tracking it?	Yes. The Venture's fast track prospects receive international exposure through extended technical visits to Xstrata's overseas operations. High potential HDSAs participate in a mentorship and coaching programme described under Human resources development on page 31.
Has the company established a plan to achieve the target for women participating in mining of 10% within the five years (2007) and is it implementing the plan?	Yes. The percentage of women employed at Merafe Resources is 45%. The percentage of women employed in the Venture is currently 8%. A plan is in place to ensure the target of 10% is achieved throughout the Venture by 2007.
Migrant labour Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	Yes. In addition, the policies and procedures of the Venture comply with foreign and local treaties and agreements on migrant labour and are aimed at ensuring that all employees are treated fairly, without bias or discrimination. The operations that fall within the Venture do not use foreign migrant labour.
Mine community and rural development Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour sending areas? Has there been effort on the side of the company to engage the local mine community and major labour sending area communities (companies will be required to cite a pattern of consultation, indicate money expenditures and show a plan)?	The Venture plays a central role in the communities that exist alongside its operations. It works closely with the relevant local governments, Local Economic Development forums and other regional business bodies to facilitate and help meet their needs outlined in the Integrated Development Plans (IDP). Details of the programmes in place are provided in the Social Impact section of this Sustainability Report.
Housing and living conditions For company-provided housing has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted home ownership options for mine employees?	The Venture's employees are local to its operations. A funding programme has been introduced to help employees buy or rent a home near their place of work. This programme has enabled families to live together and has resulted in small communities developing near the Venture's operations.

Has the company established measures for improving the nutrition of employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and implementation of this plan.	The Company does not provide meals for its staff unless they are at work for longer than eight hours.
Procurement Has the company given historically disadvantaged South African's preferred supplier status?	Yes. The Venture has embarked on a supplier transformation process aimed at encouraging non-HDSA suppliers to transform. It is fast-tracking BEE procurement and through its enterprise development programme is supporting the development of HDSA SMMEs.
Has the Company identified the current level of procurement from historically disadvantaged South African companies in terms of capital goods, consumables and services?	Yes. The Venture had a target for 2006 of 45% HDSA procurement spend on capital goods, consumables and services. It fell slightly short, achieving a 43% HDSA spend by 31 December 2006 which amounted to R 1,5 billion. The Venture's HDSA procurement target for 2007 is 55%.
Has the company indicated a commitment to a progression of procurement from historically disadvantaged South African companies over a 3-5 year time frame in terms of capital goods, consumables and services and to what extent has the commitment been implemented?	In year 1 (2004) the Venture had an HDSA procurement target of 25%. In year 2 (2005) its target by year end was 35%, which was achieved. In year 3 (2006) its target was 45% HDSA procurement and 43% was achieved. In year 4 the target is 55% and in year 5 it is 65%.
Ownership and joint ventures Has the company achieved historically disadvantaged South African participation in terms of ownership for equity or attributable units of production of 15% in historically disadvantaged South African hands within five years (2007) and 26% in 10 years (2014)?	The Company has exceeded both the target for 2007 and that for 2012. As at 31 December 2006 Royal Bafokeng Resources Holdings (Pty) Limited owns a 30.76% shareholding in Merafe Resources.
Beneficiation Has the company identified its current level of beneficiation?	Yes. The main business of the Venture, which manages the Company's assets, is the beneficiation of chromite into ferrochrome in 20 furnaces in South Africa.
Has the company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?	Yes.
Reporting Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	Yes. Every year the Company's Annual Report records the Company's progress towards its commitments.


Preparing for a tap at the Lydenburg plant

Social performance

The 10 principles of the UN Global Compact, which are a set of core values in the areas of human rights, labour standards, the environment and anti-corruption, are applied in the Venture's operations. Our partner, Xstrata, is a signatory to this Compact.

Net employment creation during the year was 1 415 positions and a total of 287 employees left the employ of the Venture, which resulted in a 5% turnover of staff during the year. The total number of people on the Venture's workforce as at 31 December 2006 was 5 400.

Employee representation

Merafe Resources and the Venture recognise the right of their employees and contractors to freely associate and join trade unions. Potential employees are advised of this. The percentage of Venture employees represented by independent trade unions is over 60%. The Venture has a collective agreement in place regarding consultation and negotiation with employees over changes in its operations. In addition there are various forums in place which provide formal worker and management representation in decision making around issues.

Employee benefits

In addition to the legally mandated employment benefits, Merafe Resources and the Venture offer their staff retirement benefits in the form of provident funds. In addition both Merafe Resources and the Venture offer their staff medical aid benefits.

Employment equity

All the operations within the Venture publish employment equity plans and report annually on their progress towards achieving their targets. In addition, each operation in the Venture is monitored monthly by management and the employment equity committees in place at each operation. The Venture's Board also regularly receives an employment equity progress report.

The Venture has programmes and processes in place aimed at providing a work environment and terms and conditions of employment that are free from discrimination. Discrimination is not tolerated in the workplace. All employees receive the Venture's Statement of Business Principles in their first language. These Principles are an integral part of the induction process for new employees and contractors.

Policies reinforced through contracts of employment, induction, tool box talks and ongoing training are the Venture's Employment Policy, Fair Treatment at Work Policy, Equal Employment Opportunity Policy, Sexual Harassment Policy, Data Protection and Private Policy, Risk Management Policy and Fraud Control Policy. A grievance policy and procedure is in place. A toll-free confidential ethics line, operated independently by KPMG, allows employees to report any breach of the Business Principles. All suppliers, contractors (including security personnel) and business partners are provided with the Venture's Statement of Business Principles. In addition there are a number of systems and forums including management briefings in place that encourage employee feedback.

The Venture supports the Universal Declaration of Human Rights and the International Labour Organisation's Declaration on Fundamental Principles and Rights at Work is set out in the Business Principles. It also upholds the elimination of all forms of forced and compulsory labour and excludes the use of child labour. All operations report the age of their youngest employees and are audited through the internal audit and risk management programme.

Recruitment and training

The Venture, which had in its employ 5 400 people on 31 December 2006, views employing and providing opportunities for the self-realisation of any disadvantaged group as a priority. It has a gender-specific recruitment programme and 50% of its bursaries go to women.

A full time mentorship and coaching programme is in place at all Venture operations for employees receiving educational assistance, employees that have entered into learnership agreements, fast-tracked employees and those on the Venture's list for accelerated development.

In terms of the South African skills Development Act all the Venture's operations have a workplace skills plan in place. During the year the average number of training days per employee was 15.

Community and social development

The Venture works with local communities to contribute to the development of sustainable communities.

All the Venture's operations are required to plan, design, operate and close operations in a manner that will enhance sustainable development. The Venture's community relations plans and activities are complemented by corporate social involvement plans that cover each operation and which are developed in consultation with local communities. Social impact assessments identify the key risks and potential impacts and strategies are implemented to address these.

The Venture employs local people in its operations wherever possible. An example of an initiative to support education and training, which will build capacity and enable increased local employment at the Venture's operations and elsewhere, is the training centre established near the Lion Ferrochrome plant in the Limpopo Province where there is a high concentration of unskilled, unemployed people.



Helena mine at the Thorncliffe mining complex in Limpopo Province



Miners using a chairlift to descend into the Helena mine at the Thorncliffe mining complex in Limpopo Province

The Venture works with local communities to contribute to the development of sustainable communities. We uphold human rights and respect local interests, cultures and customs.

Although the Venture works closely with its local communities it recognises that sometimes it does not satisfy their expectations. As a result there is a documented process in place which community members can use to contact our operations directly to make enquiries or to complain. Each inquiry or complaint is assessed and the necessary steps are taken to address the concerns raised. Feedback is given to the person/community making contact and, if relevant, the outcome is discussed at a community meeting.

The Venture complies with the South African Constitution and the Mineral and Petroleum Resources Development Act (MPRDA), which govern and protect local communities' land and customary rights.

The Venture's corporate social involvement programme supports a wide range of initiatives including enterprise and job creation, with the key social involvement being in education and health. Employment equity planning to comply with the Mining Charter is supported by bursaries and development schemes at universities.

It does not support political parties; individuals or church/religious activities that are exclusive to a one faith community.

The Venture has made considerable progress in the area of enterprise development and job creation. The Supplier Park and Business Linkage Centres the Venture plans to establish in the North West, Limpopo and Mpumalanga provinces are intended to correct imbalances that have been identified. Currently 80% of the procurement spend of the operations is spent outside the provinces in which they are located, because of the lack of infrastructure, capacity, resources and skills in these provinces. Establishing supplier parks designed to accommodate suppliers to industry sectors close to mining and smelting operations will give local communities ownership opportunities in joint ventures, it will create employment opportunities and allow for preferential procurement from local BEE suppliers. It will also stimulate socio-economic growth and development in these provinces.

From the Venture's point of view (and that of other mining and smelting operations) it will mean that operations can decrease their stockholdings because suppliers will hold the stock in close proximity to the operations. Also, instead of the operations managing inventories, locally based vendors can take over this responsibility. Local supplier parks will also shrink delivery lead times and distance cycles.

environmental sustainability



The Lion Ferrochrome plant in Limpopo Province with the berm wall built to reduce noise from the plant in the foreground.

The health and well-being of its employees, contractors and the communities in which the Venture operates, are critical to the success of our business. The Venture's occupational health and hygiene programmes include the identification of health hazards, assessment of exposure with reference to internationally recognised monitoring standards, implementation of controls to eliminate or minimise exposure to the hazards, and the provision of personal protective equipment where controls do not effectively reduce the risk of exposure.

All employees complete medical examinations before they join the Venture to assess fitness for their function and regular relevant medical examinations are conducted during employment. The frequency of medical examinations varies depending on the nature of an employee's role, their age and general health and the presence of pre-existing conditions. Medicals are also conducted when employees leave the business.

Health risk assessments are carried out regularly for each function and employees and contractors are monitored in accordance with the risk assessment for their function.

No Venture operation was fined or prosecuted for occupational health-related issues during the year.

The Venture's management recognises that the health of its employees depends on more than freedom from occupational illnesses but also encompasses their broader wellbeing. As a result it has introduced a wellness programme which incorporates an award-winning HIV/AIDS programme.

HIV/AIDS

Based on the operations tested it is estimated that around one in five employees and contractors are HIV positive, which makes HIV/AIDS the most significant health issue facing the Venture. It has developed a business-wide sustainable development strategy which makes specific provision for HIV/AIDS impact studies and programmes to address education, testing, treatment and training.

The Venture has a steering committee dedicated to managing HIV/AIDS issues. The committee includes senior management, union representatives, government representatives, the Venture's medical officer and external healthcare providers. There are also site level HIV/AIDS steering committees, which include union representatives, HR managers, the general manager of the operation and peer educators. In addition to HIV/AIDS prevention, testing and treatment programmes for employees and contractors, the Venture is attempting to address some of the far reaching social, cultural and financial implications and causes of the pandemic through its community initiatives.

Noise

The key occupational health risk associated with the Venture's operations is hearing loss. It is the primary cause of new occupational illnesses reported each year. The elimination of noise-induced hearing loss (NIHL) is a key priority in the Venture's occupational hygiene programmes. It mitigates the risk, wherever possible, by monitoring employees' exposure and reducing noise at the source to below the recommended international standards. Where this is not possible the Venture has comprehensive hearing conservation programmes in place and provides personal protective equipment (PPE) as an interim measure until noise level risks are mitigated to an acceptable level.

Audiometric testing and baseline assessments are carried out at every operation. In addition, measures to eliminate or minimise noise include 'buy quiet' procurement policies and equipment design criteria; sound maps (noise contour maps), risk assessments to determine the most at risk areas in each operation and the addition of soundproofing materials or the construction of enclosures to contain noise.



Hexavalent chromium

Under certain conditions during the production process of ferrochrome, very low concentrations of hexavalent chromium, a known carcinogen, may be produced. The Venture researched ways to improve the accuracy of sampling for this unstable compound and, together with scientific and academic experts, has developed a standard for sampling and analysis at its operations. Health risk assessments are conducted to manage this issue. Non-invasive biological monitoring for hexavalent chromium is undertaken for all exposed employees.

All the Venture's operations have air quality management programmes that include fume extraction hoods for all furnaces, comprehensive sampling and analysis of all waste streams including ambient air and water and biological monitoring for hexavalent chrome.

Safety

It is the Venture's aim to operate an injury, illness and fatality-free business. It has made significant improvements in safety improvements by implementing baselines, critical and issue-based risk assessments and action plans, job hazard analyses, planned task and behavioural observations and planned inspections.

All operations have comprehensive safety management systems, which are fully aligned to the international Occupational Health and Safety (OH&S) management standards OHSAS 18001 and AS/NZS 4801. The Lydenburg smelter is externally certified to OHSAS 18001 and the management systems at Rustenburg, Wonderkop and Boshoek smelters are certified to ISO 9001.

An analysis of fatal and high potential incidents since 2002 shows that the three principal causes of critical incidents are falls of ground, mobile equipment and interaction of people and plant/machinery. Safety leadership is essential to managing major hazards and needs to be enhanced at supervisory level.

To provide employees and contractors with a practical tool which they can use to minimise risk a series of Golden Rules has been developed for each hazard. An interactive simulated training programme is used to teach hazard identification and corrective actions. ICAM (the recognised incident, cause, analysis method of incident investigation) has been introduced to investigate all lost time, restricted work and high potential risk incidents. A detailed Trigger Action Response Plan (TARP) system has been developed for major risks. The TARP system goes hand in hand with Major Hazard Management Plans which evaluate leading and lagging indicators.

(l-r) Samuel Radingwana, Trevor Sepudumo, Davies Marebane, Karabo Modipi, Simon Sebulela and Elias Ntsodi who are being trained as mechanical fitters in the workshop of the skills development centre established at the Lion Ferrochrome plant to train artisans and increase the skills base of the local community.



The fact that the Venture had a fatality-free year in 2006 seems to indicate that the intensive fatality prevention programmes introduced at its operations during 2005, to tackle the key causes of fatal incidents and to address the challenges the analysis had identified is proving effective.

The Venture has a complete crisis management manual held at its Head Office and there are emergency preparedness manuals at all its operations. Crisis management teams have been developed. During 2006 emergency drills took place at the Wonderkop, Boshoek, Rustenburg and Lydenburg smelters. The Wonderkop and Lydenburg drills were elevated to include the Crisis Management Teams at Head Office. The emergency preparedness procedures in place allow the operations to identify, prepare and respond to emergency situations affecting employees, communities or the environment and address the requirements to ensure business continuity.

Environment

The Venture is committed to limiting the environmental impacts of its operations through efficient use of natural resources, the reduction of input of materials and waste; contributing to the conservation of biodiversity; planning, designing, operating and closing operations in a manner that enhances sustainable development; and continually improving its Health, Safety, Environment and Community (HSEC) performance by measuring and reviewing the effectiveness of, and compliance to, its HSEC management systems.

The Venture works with local communities to contribute to the development of sustainable communities.

The following 17 HSEC management standards are implemented throughout the Venture:

: Leadership, accountability and ethics;
: Planning, resources, objectives and targets;
: Competency and behaviour;
: Communication and engagement;
: Risk and change management;
: Catastrophic hazards;
: Legal compliance and document control;
: Operational integrity;
: Health and occupational hygiene;
: Biodiversity and land management;
: Contractors, suppliers and partners;
: Community;
: Project management;
: Product stewardship;
: Incident management;
: Assessment and reporting; and
: Emergencies, crises and business continuity.

Details of these 17 standards can be found on the Merafe Resources website.

The external 17 standards audits accommodate all the requirements of ISO 14001, 9001 and OHSAS 18001. An external HSEC assurance audit is conducted on each operation every two years. It measures the overall and standard by standard performance of an operation. Each site develops a detailed HSEC improvement plan after the audit. The effectiveness of the process is clear from the improvements in the latest audit results where there was an overall improvement in the audit results of the Venture's operations of around 27% over the previous audit. All the Venture's sites are ISO 14001: 2004 standard certified.

The Venture takes the precautionary approach. As expressed in Principle 15 of the Rio Declaration on environment and development, this requires that "where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation".

Biodiversity

In 2005 the Venture's operations were all independently audited against the Biodiversity and Management Standard and were assessed to identify sites located in or adjacent to biodiversity-rich habitats and sensitive areas. None of the Venture's operations are located in biodiversity-rich habitats.

Resource management

Energy efficiency is a key driver in all the Venture's operations. It has the dual benefit of reducing greenhouse gas emissions and the financial benefit of reducing energy consumption.

The increased use of pellets in the Venture's operations has reduced the energy required to run its smelters and once the Bokamoso pelletising and sintering plant comes into production in 2007 the further increase in the use of pellets in its operations is expected to reduce energy use even further. The patented Premus technology used at the new Lion Ferrochrome plant reduces electrical energy consumption by using waste gas and heat. It provides high recoveries of metallic oxides while using low-cost reductants and energy sources such as anthracite and oxygen.

Rehabilitation and mine closure

The Venture's Biodiversity and Land Management Standard requires that all operations rehabilitate disturbed and contaminated land progressively. All operations have procedures in place to ensure that disturbance is minimised and that, once land is disturbed, it is rehabilitated to an agreed land use. Closure plans exist for all Venture operations including detailed closure cost estimates. These plans form the basis of financial planning for closure.

The total amount of land disturbed for production purposes by the Venture in 2006 is 898 hectares. The land owned, leased and managed by the Venture that has not been disturbed is 1 567 hectares. Land rehabilitated during the year by the Venture is 37.5 hectares.

Water management

Effective water management and conservation is critical to the long-term viability of the Venture's operations. Increased recycling of water at the Venture's smelters has helped to contain water usage.

Air quality and emissions

The Venture monitors the air emissions produced from its mining and metal production. It monitors and manages sulphur dioxide, oxides of nitrogen, methane, CFCs and carbon dioxide. Around half of the Venture's green house gas emissions are derived from the use of electricity generated predominantly from coal and fossil fuels.

The Venture has programmes in place to reduce dust on dirt roads by water spraying and replacing dust roads with permanent surfaces. Its scheduled activities are controlled by air quality licences as required by the National Environmental Management Air Quality Act, in conjunction with Environmental Impact Assessments (EIA) and Environmental Management Programme Reports (EMPR).



Pellets produced by the Premus process in the Lion Ferrochrome plant in Limpopo Province



The Boshoek plant in North West Province

Level of independence of non-executive directors as at 31 December 2006



40% Independent
60% Not independent

Board composition as at 31 December 2006



56% Non-executive
44% Executive

Racial composition as at 31 December 2006



67% Black
33% White

Gender composition as at 31 December 2006



22% Female
78% Male

Merafe Resources management team as at 31 December 2006



57
50
50
43
60%
50%
40%
30%
20%
10%
0%
Percentage
% HDSA
% Non-HDSA
% HDSA
% Non-HDSA
2006
2005

Xstrata-Merafe Chrome Venture management team as at 31 December 2006



61
56
44
39
60%
50%
40%
30%
20%
10%
0%
Percentage
% HDSA
% Non-HDSA
% HDSA
% Non-HDSA
2006
2005

Females in management as at 31 December 2006


Merafe Resources
Xstrata-Merafe Chrome Venture
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
88
67
60
57
43
40
33
12
F
M
2006
2005

Female staff members as at 31 December 2006


Merafe Resources
Xstrata-Merafe Chrome Venture
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage
92
93
60
55
45
40
8
F
M
2006
2005

Xstrata-Merafe Chrome Venture staff racial breakdown of operations as at 31 December 2006


Percentage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4117
261
55
8
16
7
770
166
4958
442
M
F
Black
Coloured
Asian
White
Total

Venture's water usage during 2006


Megalitres in '000
3000
2500
2000
1500
1000
500
0
2760
459
Raw ground water consumed (megalitres)
Raw surface water consumed (megalitres)
Potable water use - drinking water sourced from raw water other than above (megalitres)
Total recycling & reuse of water (megalitres)

Direct energy use by the Venture during 2006


8000
7000
6000
5000
4000
3000
2000
1000
0
Kilolitres in '000
7399
534
196
694
Petrol (kilolitres)
Diesel (kilolitres)
Liquid Petroleum Gas (LPG) Non Transport (kilolitres)
Fuel (kilolitres)

Electricity use by the Venture during 2006


4,000,000,000
3,500,000,000
3,000,000,000
2,500,000,000
2,000,000,000
3,782,409,334
Electricity (kilowatt hours megajoules)

Comparative analysis of safety statistics - Venture Employees & Contractors 2002 - 2006

	2002	2003	2004	2005	2006
FFR	0.33	0.23	0.16	0.22	0.00
LTIFR	10.62	5.67	5.39	4.22	2.22
TRIFR	33.91	15.71	16.82	11.41	8.04

FFR: Fatality frequency rate
LTIFR: Lost time injury frequency rate
TRIFR: Total recorded injury frequency rate

Total material use other than water

The following materials were used by the Venture during 2006 - 6% of the materials used are recycled and sourced externally.


Kilolitres in '000
8000
7000
6000
5000
4000
3000
2000
1000
0
423
Lubricating oil (kilolitres)


Tonnes in '000
200 000
75 000
150 000
125 000
100 000
75 000
50 000
25 000
0
38 666
149 710
160 620
121 495
2 141
Coal reductant (tonnes)
Char reductant (tonnes)
Coke reductant (tonnes)
Anthracite reductant (tonnes)
Explosives (tonnes)

Effective water management and conservation is critical to the long-term viability of the Venture's operations. Increased recycling of water at the Venture's smelters has helped to contain water usage.

Environmental fines and penalties

No environmental fines or penalties were issued to any of the Venture's operations during the year.

Product stewardship

Ferrochrome is the final product produced by the Venture. Most of the ferrochrome it produces is used in the manufacture of stainless steel. As stainless steel is a corrosion resistant alloy their life expectancy is usually long. A minimum of maintenance is needed and it offers attractive life-cycle cost benefits over alternatives such as carbon steels.

Stainless steel is easily cleaned and so an obvious choice for food and beverage manufacturing industries and catering equipment. There are no proven health risks from the normal use of stainless steel. Scrap stainless steel is recycled and it is one of the main sources of raw material for making stainless steel. This re-cycling route has been established for many years and the economics of the stainless steel making industry depend on recycling.

The steel is melted electrically and in most cases refined by using inert air distilled gases, such as argon. Great care is taken to minimise fume and dust emissions. Some plants are equipped to re-cycle dust into the steel making process. Most of the steel processing consumable materials, including cooling water, lubricating oils, pickling acids and "inter-leaving" paper are re-cycled in the plant or by specialist contractors. Stainless steel fabricators and processors recycle their scrap arisings and in-process consumables, including "caking" pickling acid residues for recycling. Closure plans exist for all Venture operations including detailed closure cost estimates. These plans form the basis of financial planning for closure.



The Lion ferrochrome plant in Limpopo Province

contents

Directors' responsibility and approval of annual financial statements
for the year ended 31 December 2006

The Company's directors are responsible for the preparation and fair presentation of the Group annual financial statements and separate Company annual financial statements, comprising the balance sheets at 31 December 2006 and the income statements; the statements of changes in shareholders' equity; cash flow statements; and the notes to the financial statements for the year then ended, which include a summary of significant accounting policies and other explanatory notes and the directors' report in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

The directors' responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of these financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

The directors' responsibility also includes maintaining adequate accounting records and an effective system of risk management as well as the preparation of supplementary schedules included in these financial statements.

The directors have made an assessment of the group and Company's ability to continue as a going concern and there is no reason to believe the business will not be a going concern in the year ahead.

The auditor is responsible for reporting on whether the group annual financial statements and separate parent annual financial statements are fairly presented in accordance with the applicable financial reporting framework.

Approval of Group annual financial statements and separate Company annual financial statements

The Group annual financial statements and Company annual financial statements were approved by the Board of directors on 18 June 2007 and signed on its behalf by:

Chris Molefe
Non-Executive Chairman
18 June 2007

Steve Phiri
Chief Executive Officer
18 June 2007

Company secretary's certification
for the year ended 31 December 2006

I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of section 268 G (d) of the Companies Act 61 of 1973 as amended, and that all such returns are true, correct and up to date.

Amritha Mahendranath
Company secretary
Sandton
18 June 2007

Report of the independent auditors

to the Members of Merafe Resources Limited for the year ended 31 December 2006

We have audited the group annual financial statements and the annual financial statements of Merafe Resources Limited, which comprise the balance sheets at 31 December 2006 and the income statements; the statements of changes in shareholders' equity; cash flow statements and the notes to the financial statements for the year then ended, which include a summary of significant accounting policies and other explanatory notes and the directors' report as set out on pages 51 to 83.

Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the consolidated and separate financial position of Merafe Resources Limited at 31 December 2006, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc

KPMG Inc.
Registered Auditor

Per Ian Kramer
Chartered Accountant (SA)
Registered Auditor
Director
18 June 2007

Report of the Audit Committee

for the year ended 31 December 2006

The Audit Committee reports that it has adopted formal terms of reference as its Audit Committee Charter, and that it has discharged all of its responsibilities for the year, in compliance with the charter.

The Audit Committee is satisfied that an adequate system of internal control is in place to reduce significant risks faced by the Group to an acceptable level, and that these controls have been effective during the period under review. The system is designed to manage, rather than eliminate, the risk of failure and to maximize opportunities to achieve business objectives. This can provide only reasonable, but not absolute, assurance.

The Audit Committee has evaluated the annual financial statements of the Merafe Group for the year ended 31 December 2006 and based on the information provided to the Audit Committee, considers that it complies, in all material respects with the requirements of the various Acts governing disclosure and reporting in the annual financial statements. The Audit Committee therefore recommends the adoption of the annual financial statements by the Board.

Joyce Matlala
Chairperson-Audit Committee
18 June 2007

Our reporting commitment

for the year ended 31 December 2006

We take a long-term and responsible approach to our business and are committed to the vision of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, which is to develop a globally competitive mining industry that draws on the human and financial resources of South Africa's people, offers real benefits to all South Africans and proudly reflects the promise of a non-racial South Africa.

We are also committed to providing access to relevant, high quality information on the economic, environmental and social aspects of the Company's activities, which allows assessment of the organisation's sustainability. This is in keeping with the global reform of corporate governance reflected in the King II report and the Global Reporting Initiative Framework.

The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry was released by Government in February 2003. The objective of this scorecard, which is divided into nine monitoring areas, is to measure the progress by stakeholders in achieving the aims of the Charter. In the corporate governance section preceding the annual financial statements we have measured ourselves against both the specific targets set in the scorecard and the targets that we have set for ourselves.

Nature of business

Merafe Resources Limited (Merafe Resources) through the Xstrata-Merafe Chrome Venture (the Venture), participates in chrome mining and the beneficiation of chrome ore into ferrochrome. Currently its major assets consist of the Kenana UG2 beneficiation plant, a ferrochrome smelter at Boshoek in the North West Province of South Africa at which chrome ore is beneficiated into ferrochrome and Horizon chrome mine, which produces chrome ore. Its assets also include a 50% interest in the Kroondal resources; a 26% interest in the Marikana resources; a 20.5% interest in the Lion Ferrochrome smelting complex and the Mototolo UG2 plant situated in the Mpumalanga Province of South Africa; and a 20.5% interest in the EPL UG2 plant and the Rustenburg pelletiser in the North West Province. The ferrochrome output of the Venture is marketed to the stainless steel industry.

Group financial results

The financial statements set out fully the financial results of the Group on pages 54 to 83. These financial statements have been prepared using appropriate accounting policies, conforming to International Financial Reporting Standards, supported by reasonable and prudent judgements where required.

Merafe Resources' share of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Xstrata-Merafe Chrome Venture is accounted for at 17% up until 30 June 2006 and thereafter it is accounted for at 20.5%.

In addition to Merafe Resources' share of EBITDA, corporate expenses, interest on debt and depreciation on assets of Merafe Resources are deducted to determine earnings before taxation. No transfer of assets to the Venture occurred and these assets are depreciated and amortised as described in the accounting policies.

Borrowing powers

Subject to articles 130 and 132 of the constitution governing the Board of Merafe Resources, the directors may from time to time, at their discretion, raise, borrow, or secure, the payment of any sum or sums of money for the purposes of the Group as they see fit.

Going concern

The directors believe that Merafe Resources has sufficient resources and expected cash flows to continue as a going concern.

Dividend policy

The Group's dividend policy will be determined after taking into consideration the Group's need to retain capital for the purposes of development, expansion and growth, repayment of its long-term debt and prevailing market circumstances.

Ordinary dividends

No ordinary dividends were declared or paid during the year (31 December 2005: nil).

Share capital

Full details of the authorised and issued share capital of the Company are set out in note 13 to the annual financial statements. During the year to 31 December 2006 the following shares were issued for the purpose stated:

- 88,421,661 ordinary shares issued to Merafe Resources shareholders in a private placement to raise R50 million which was used to reduce the long-term debt.
- 5,657,110 ordinary shares were issued to employees exercising their share options.

Directorate

In November 2006, Mr Tlamelo Ramantsi joined the Board as a non-executive director, replacing Qinisani Mbatha.

Payment for attendance at Board meetings forms part of the fees of non-executive directors, who are remunerated for the meetings they attend.

Details of the current Board of directors are set out on pages 17 and 19 of this annual report.

A detailed report on directors' emoluments has been prepared in accordance with the JSE Limited Listings Requirements and appears in note 3 to the annual financial statements.

Major shareholders

To the best of our knowledge, the following shareholders were the registered holders of five per cent or more of the issued ordinary shares in the Company at 31 December 2006:

: Royal Bafokeng Resources Holdings (Pty) Limited - 30.76%;
: The Industrial Development Corporation of South Africa Limited - 23.35%;
: Allan Gray Asset Management - 14.49%.

Directors' interests in Merafe Resources Limited

As at 31 December 2006 the directors of the Group are beneficially interested (directly and indirectly) in 1,897,112 shares (31 December 2005: 1,897,112).

	2006		2005	
	Direct	Indirect	Direct	Indirect
Steve Phiri	62,000	-	62,000	-
Bruce McBride	-	600,000	-	600 000
Stuart Elliot	1,165,112	70,000	1,165,112	70,000
Total	1,227,112	670,000	1,227,112	670 000

Details of investments in subsidiaries

	Issued share capital	Percentage holdings		Shares at cost		Loans (from)/to subsidiaries	
		31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	R			R	R	R'000	R'000
Directly held							
Southwits Mining Company (Pty) Ltd	100	100%	100%	100	100	(102)	(102)
Merafe Chrome & Alloys (Pty) Ltd	200	100%	100%	200	200	849,463	725,567
Indirectly held							
Merafe Ferrochrome & Mining (Pty) Ltd	400	100%	100%	400	400	-	-

Interest in the profits of subsidiaries for the year ended 31 December 2006 amounts to R139.2 million (31 December 2005: R41.7 million). Subsidiaries are incorporated in the Republic of South Africa.

Property, plant and equipment

There were no changes in the nature of property, plant and equipment or in the policy regarding their use during the year under review.

Post balance sheet date events

The directors are not aware of any material fact or circumstance that has occurred after the balance sheet date, being 31 December 2006 and the date of this report, other than those disclosed in the "Outlook for the future" section of the Chief Executive Officer's Review.

Income statements
for the year ended 31 December 2006

	Notes	Group Year ended 31 December 2006 R'000	Group Year ended 31 December 2005 R'000	Company Year ended 31 December 2006 R'000	Company Year ended 31 December 2005 R'000
Revenue	2	**1,030,486**	614,562	**-**	-
Cost of sales*		**(877,169)**	(511,387)	**(22,989)**	(23,525)
Gross profit/(loss)		**153,317**	103,175	**(22,989)**	(23,525)
Other operating income		**24**	-	**22,353**	20,775
Operating profit/(loss) before net financing (costs)/income	3	**153,341**	103,175	**(636)**	(2,750)
Net financing (costs)/income	4	**(39,189)**	(57,933)	**636**	2,750
Interest paid		**(39,915)**	(60,948)	**(29)**	(18)
Interest received		**726**	3,015	**665**	2,768
Profit before taxation		**114,152**	45,242	**-**	-
Income tax income/(expense)	5	**24,991**	(3,535)	**(88)**	-
Profit/(loss) for the year		**139,143**	41,707	**(88)**	-
Basic earnings per share (cents)	6.1	**6**	3		
Diluted earnings per share (cents)	6.3	**6**	3		

* Includes depreciation and amortisation amounts as follows:	**(25,303)**	(6,987)	**(198)**	(153)

Balance sheets
as at 31 December 2006

		Group		Company	
		31 December 2006	31 December 2005	31 December 2006	31 December 2005
	Notes	R'000	R'000	R'000	R'000
Assets					
Non-current assets		**1,494,910**	1,330,840	**854,145**	729,688
Options for mineral rights	7	**-**	258	**-**	258
Property, plant and equipment	8	**1,465,739**	1,330,236	**4,784**	3,965
Deferred tax	9	**28,825**	-	**-**	-
Investments	10	**346**	346	**849,361**	725,465
Current assets		**612,540**	692,500	**14,057**	85,597
Inventories	11	**319,356**	324,309	**-**	-
Trade and other receivables	12	**273,708**	281,449	**980**	890
Bank and cash	20.2	**19,476**	86,742	**13,077**	84,707
Total assets		**2,107,450**	2,023,340	**868,202**	815,285
Equity and liabilities					
Capital and reserves		**1,105,989**	904,868	**865,881**	803,991
Issued share capital	13	**23,416**	22,475	**23,416**	22,475
Share premium	14	**1,142,887**	1,091,743	**1,142,887**	1,091,743
Equity-settled share-based payments	15	**3,300**	2,510	**3,300**	2,510
Non-distributable reserve	16	**9,103**	-	**9,103**	-
Accumulated loss		**(72,717)**	(211,860)	**(312,825)**	(312,737)
Non-current liabilities		**424,753**	232,425	**-**	7
Non-current borrowings	17	**413,799**	224,833	**-**	7
Provision for closure and restoration costs	18	**10,954**	7,592	**-**	-
Current liabilities		**576,708**	886,047	**2,321**	11,287
Trade and other payables	19	**316,194**	611,831	**2,314**	11,240
Current portion of non-current borrowings	17	**153,371**	100,047	**7**	47
Bank overdraft	20.2	**107,143**	174,169	**-**	-
Total equity and liabilities		**2,107,450**	2,023,340	**868,202**	815,285

	Notes	Group Year ended 31 December 2006 R'000	Group Year ended 31 December 2005 R'000	Company Year ended 31 December 2006 R'000	Company Year ended 31 December 2005 R'000
Statements of changes in shareholders' equity for the year ended 31 December 2006					
Issued share capital-ordinary shares	13	**23,416**	22,475	**23,416**	22,475
Balance at beginning of year		**22,475**	12,379	**22,475**	12,379
New shares issued during the year		**941**	10,096	**941**	10,096
Share premium-ordinary shares	14	**1,142,887**	1,091,743	**1,142,887**	1,091,743
Balance at beginning of year		**1,091,743**	557,035	**1,091,743**	557,035
Premium on new shares issued during the year		**51,144**	534,708	**51,144**	534,708
Equity-settled share-based payments		**3,300**	2,510	**3,300**	2,510
Balance at beginning of year		**2,510**	1,545	**2,510**	1,545
Share-based payments		**790**	965	**790**	965
Accumulated loss		**(72,717)**	(211,860)	**(312,825)**	(312,737)
Balance at beginning of year		**(211,860)**	(253,567)	**(312,737)**	(312,737)
Net profit/(loss) for the year		**139,143**	41,707	**(88)**	-
Non-distributable reserve	16	**9,103**	-	**9,103**	-
Balance at beginning of year		**-**	-	**-**	-
Downstream project		**9,103**	-	**9,103**	-
Total equity at end of year		**1,105,989**	904,868	**865,881**	803,991

Statements of cash flows
for the year ended 31 December 2006

		Group		Company	
		Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2006	Year ended 31 December 2005
	Notes	R'000	R'000	R'000	R'000
Cash(utilised in)/generated by operations	20.1	(85,091)	113,535	356	(3,125)
Interest paid	4	(39,915)	(60,948)	(29)	(18)
Interest received	4	726	3,015	665	2,768
Taxation paid	5	(3,746)	(3,535)	-	-
Cash flows from operating activities		(128,026)	52,067	992	(375)
Cash flows from investing activities		(166,589)	(590,920)	(124,660)	(502,717)
Movement in financial instrument		-	6,177	-	6,177
Movement in subsidiary loan account				(123,896)	(508,831)
Acquisition of property, plant and equipment		(166,589)	(597,097)	(764)	(63)
Cash flows from financing activities		294,375	423,239	52,038	539,401
Proceeds from issue of shares		52,085	544,804	52,085	544,804
Loans raised during the year		343,583	-	-	-
Loans repaid during the year		(101,293)	(121,565)	(47)	(5,403)
Net (decrease)/increase in cash and cash equivalents		(240)	(115,614)	(71,630)	36,309
Cash and cash equivalents at beginning of year		(87,427)	28,187	84,707	48,398
Cash and cash equivalents at end of year	20.2	(87,667)	(87,427)	13,077	84,707

Merafe Resources Limited (the Company) is a company domiciled in the Republic of South Africa. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the Group).

The consolidated financial statements were authorised for issue by the directors on 18 June 2007.

1.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) and in the manner required by the Companies Act of South Africa.

1.2 Basis of preparation

The financial statements are presented in the Company's functional currency, Rand, rounded to the nearest thousand. They are prepared on the historical cost basis, except for the following assets and liabilities, which are stated at their fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and equity-settled share-based payments.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future period if the revision affects both current and future periods.

In particular, information about significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

Note 1.5.5 Depreciation and amortisation of property, plant and equipment
Note 1.7.1 Provision for closure and restoration costs
Note 1.11.3 Equity-settled share-based payments
Note 1.15 Utilisation of tax losses and raising of deferred tax assets

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards that are applicable to the business of the entity and may have an impact on future financial statements:

: IAS 23 Borrowing costs
: IFRS 7 Financial instruments: disclosures (including amendments to IAS 1 Presentation of financial statements: capital disclosure)
: IFRS 8 Operating segments
: IFRIC 8 Scope of IFRS 2
: IFRIC 11 IFRS 2 group and treasury share transactions
: AC 503 Accounting for black economic empowerment transactions

The effect of these standards has not been determined.

The following statements have been issued but do not appear to have a material affect on the annual financial statements:

: IFRIC 7 Applying the restatement approach under IAS 29 financing reporting in hyperinflationary economies
: IFRIC 9 Reassessment of embedded derivatives
: IFRIC 10 Interim financial reporting and impairment
: IFRIC 12 Service concession arrangements

The accounting policies have been applied consistently by Group entities.

1.3 Basis of consolidation

1.3.1 Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. In the Company financial statements, subsidiaries are stated at cost less accumulated impairment losses.

1.3.2 Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

1.3.3 Transactions with Xstrata-Merafe Chrome Venture

The Xstrata-Merafe Chrome Venture resulted in Xstrata and Merafe Resources pooling and sharing their ferrochrome assets. Accounting policy 1.12.1 describes the accounting of the Group's share of revenue generated by the Venture, while note 22.3 contains details of the Group's share of the working capital and EBITDA of the Venture.

1.4. Foreign currency

1.4.1 Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group entities at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Rand at the foreign exchange rate ruling at that date. The foreign exchange gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to Rand at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognised in the income statements.

1.5. Property, plant and equipment

1.5.1 Mining assets

Mining assets, including mine development costs and mine plant facilities are stated at cost less accumulated depreciation and impairment losses. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Development costs incurred to develop new ore bodies, to define mineralisation in existing ore bodies and to establish or expand productive capacity are capitalised. Mine development costs in the ordinary course of maintaining production are expensed as incurred. Initial development and pre-production costs relating to a new ore body are capitalised until the ore body achieves commercial levels of production, at which time, the asset is deemed to be available for use and is amortised as set out below.

1.5.2 Mineral and surface rights

Mineral and surface rights are stated at cost less accumulated depreciation and impairment losses. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, an impairment loss is raised against income in the period that such determination is made.

1.5.3 Non-mining assets

Land is shown at cost and is not depreciated. Buildings and other non-mining property, plant and equipment are shown at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located and, an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

1.5.4 Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

1.5.5 Depreciation and amortisation
Assets are depreciated and amortised using the methods disclosed below to their respective residual values.

Management has assessed the residual values of certain of the operating assets as higher than the current carrying values of these assets, hence no depreciation has been calculated on these assets.

Residual values are re-assessed annually and any change in estimate is taken into account in the determination of remaining depreciation and amortisation charges.

1.5.5.1 Mine development costs
Mine development costs are amortised using the units-of-production method, based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. These reserves are reassessed annually.

1.5.5.2 Mineral and surface rights
Mineral rights that are being depleted are amortised over their estimated useful lives using the units-of-production method, based on proven and probable ore reserves. Where the reserves are not determinable, due to their scattered nature, the straight-line method is applied. Mineral rights that are not being depleted are not amortised. Mineral rights that have no commercial value are impaired in full.

1.5.5.3 Mining assets
Mining equipment, structures and plant and equipment are depreciated using the lesser of their estimated useful lives and the units-of-production method based on estimated proven and probable ore reserves. Where ore reserves are not determinable, because of their scattered nature, the straight-line method of depreciation is applied.

1.5.5.4 Non-mining assets
Non-mining assets are depreciated on a straight-line method over their current estimated useful lives as follows:

: Motor vehicles 20%;
: Furniture and equipment 20%.

1.5.5.5 Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are accounted for as described in accounting policy 1.13.

1.6 Financial instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. Financial instruments are recognised initially at fair value. Subsequent to initial recognition, financial instruments are measured as described below:

1.6.1 Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

1.6.2 Trade and other receivables
Trade receivables are carried at amortised cost. Estimates are made for impairment losses based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

1.6.3 Trade and other payables
Trade and other payables are stated at amortised cost, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

1.6.4 Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

1.7 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

1.7.1 Provision for closure and restoration costs
Long-term environmental obligations are based on the

Group environmental management plans, in compliance with current environmental and regulatory requirements. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date.

The related costs are capitalised to mining assets and are amortised over the useful lives of the related assets.

Annual movements in the provision relating to the change in the net present value of the provision due to changes in estimated cash flows or discount rates are adjusted against the costs capitalised to mining assets. Annual movements in the provision relating to passage of time, i.e. unwinding of discount are expensed in earnings.

Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure. When necessary, contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

The amounts contributed to this trust fund are included under investments. Income earned on monies paid to rehabilitation trust funds is accrued on an annual basis and is recorded as interest income.

1.8 Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost is determined on the following basis:

: Finished goods on hand are valued using the weighted average cost. Cost includes production, amortisation and directly attributable administration costs.
: Work-in-progress is valued at weighted average cost. Costs include production, amortisation and related administration costs.
: Consumable stores and raw materials are valued at weighted average cost.

1.9 Impairment

1.9.1 Non-financial assets
The carrying amount of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. Impairment losses on goodwill are not reversed.

1.9.2 Calculation of recoverable amount
The recoverable amount of assets is the greater of their fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.9.3 Reversals of impairment
An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.10 Share capital

1.10.1 Preference share capital
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in the income statement as an interest expense.

1.10.2 Dividends
Dividends on redeemable preference shares are recognised as a liability and expensed as interest on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

1.11 Employee benefits

1.11.1 Defined contribution plans

Pension plans are funded through monthly contributions to the Merafe Resources Provident Fund, which is governed by the Pension Fund Act, 1956. All employees of Merafe Resources belong to this fund. Obligations for contribution to the defined contribution pension plans are recognised as an expense in the income statement as incurred. The Group's liability is limited to its annually determined contributions.

The Group provides medical cover to current employees through various funds. The medical plans are funded through monthly contributions to the medical aid fund. The Group's contributions to the defined contribution medical aid plans are recognised as an expense in the income statement as incurred. The Group's liability is limited to its annually determined contributions.

1.11.2 Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognised for the amount expected to be paid under short-term cash bonus plans and accumulated leave if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

1.11.3 Equity-settled share-based payments

The share option programme allows qualifying directors and certain employees to acquire share options under an employee share option scheme. Share options may be granted to all employees of the Company and of its subsidiaries at the discretion of the directors, subject to the limitations imposed by the share option scheme. The fair value of options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes-Merton model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting. Grant date fair value is recognised as an employee expense with a corresponding increase in equity over the vesting period.

1.12 Revenue from mining and smelting operations

1.12.1 Goods sold

The Group accounts for its share of revenue generated by the Xstrata-Merafe Venture. Revenues associated with sales of commodities are recognised when all significant risks and rewards of ownership of the commodities are transferred to the customer, usually when the commodity is delivered to the shipping agent and when there is no continuing managerial involvement. Revenue usually includes priced cost, insurance and freight (CIF). Revenue from the sales of by-products is also included in revenue.

Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

1.13 Lease payments

1.13.1 Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line method over the term of the lease.

1.13.2 Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a consistent periodic rate of interest in the remaining balance of the liability.

1.14 Finance income and expenses

1.14.1 Finance income

Finance income comprises interest income on funds invested and is recognised as it accrues, using the effective interest rate method.

1.14.2 Financing costs

Financing costs comprise interest payable on borrowings calculated using the effective interest rate method and dividends on redeemable preference shares.

Borrowing costs directly relating to the financing of a qualifying capital project under construction are capitalised to the project cost during construction, until such time as the related asset is substantially ready for its intended use i.e. when it is capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available in the short term from money borrowed specifically to finance a project the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing costs. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average rate applicable to the relevant general borrowings of the Group during the period.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

1.15 Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets including deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

1.16 Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group identified only one business segment.

1.17 Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and a future equity-settled share-based payment set out in note 16.

	Group		Company	
	Year ended	Year ended	Year ended	Year ended
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	R'000	R'000	R'000	R'000

Notes to the annual financial statements
for the year ended 31 December 2006

2. Revenue

Revenue from mining and smelting operations	**1,030,486**	614,562	**-**	-

3. Operating profit/(loss) before net financing (costs)/income

The following items have been taken into account in arriving at operating profit/(loss) before net financing (costs)/income:

	Group 2006	Group 2005	Company 2006	Company 2005
Realised and unrealised foreign exchange (losses)/gains	**(23,680)**	503	**-**	503
Management fee - Merafe Ferrochrome and Mining (Pty) Ltd			**22,329**	20,775
Disposal of property, plant and equipment	**(6,042)**	(96)	**(5)**	(96)
Auditors' remuneration	**(876)**	(477)	**(876)**	(382)
Audit fees - current year	**(625)**	(337)	**(625)**	(270)
Other services	**(108)**	-	**(108)**	-
Tax services	**(143)**	(140)	**(143)**	(112)
Bad debts written off	**(78)**	-	**(78)**	-
Consulting fees	**(449)**	(8,973)	**(449)**	(8,973)
Depreciation and amortisation of property, plant and equipment	**(25,303)**	(6,987)	**(198)**	(153)
Write-down of inventory to net realisable value	**(1,749)**	-	**-**	-
Feasability study costs	**-**	(4,173)	**-**	(4,173)
Increase in accrual for leave pay	**(20,267)**	(10,110)	**(145)**	(535)
Increase in accrual for bonuses	**(4,792)**	-	**-**	-
Increase in accrual for legal and self-insurance	**(107)**	(144)	**-**	-
Increase in provision for closure and restoration	**(6,765)**	(4,906)	**-**	-
Operating lease expenses	**(575)**	(348)	**(575)**	(348)
Office equipment	**(122)**	(101)	**(122)**	(101)
Buildings	**(453)**	(247)	**(453)**	(247)
Staff costs	**(152,394)**	(81,275)	**(1,888)**	(1,242)
Defined contribution expense - Provident Fund	**(7,765)**	(1,837)	**(480)**	(1,079)
Share-based payment expense	**(790)**	(965)	**(790)**	(965)

3. Operating profit/(loss) before net financing (costs)/income (continued)

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
Directors' remuneration				
Non-executive directors				
C Molefe	(115)	(213)	(115)	(213)
Q Mbatha	(94)	(121)	(94)	(121)
*R Meyjes	-	(104)	-	(104)
L Mogotsi	(97)	(69)	(97)	(69)
J Matlala	(84)	(46)	(84)	(46)
*T Vlajcic	-	(100)	-	(100)
	(390)	(653)	(390)	(653)

*Resigned in August 2005

Executive directors				
S Phiri				
Salary	(2,013)	(1,851)	(2,013)	(1,851)
Bonus	(1,043)	(370)	(1,043)	(370)
Fringe benefits	(101)	(97)	(101)	(97)
Provident fund contributions	(263)	(244)	(263)	(244)
	(3,420)	(2,562)	(3,420)	(2,562)
SP Elliot				
Salary	(1,888)	(1,736)	(1,888)	(1,736)
Bonus	(1,043)	(321)	(1,043)	(321)
Fringe benefits	(92)	(185)	(92)	(185)
Provident fund contributions	(251)	(234)	(251)	(234)
	(3,274)	(2,476)	(3,274)	(2,476)
B McBride				
Salary	(1,776)	(1,694)	(1,776)	(1,694)
Bonus	(1,043)	(321)	(1,043)	(321)
Fringe benefits	(98)	(160)	(98)	(160)
Provident fund contributions	(244)	(228)	(244)	(228)
	(3,161)	(2,403)	(3,161)	(2,403)
Z van der Walt				
Salary	(1,298)	(1,284)	(1,298)	(1,284)
Bonus	(800)	(321)	(800)	(321)
Fringe benefits	(78)	(78)	(78)	(78)
	(2,176)	(1,683)	(2,176)	(1,683)
	(12,031)	(9,124)	(12,031)	(9,124)

Fringe benefits includes a defined contribution expense in respect of medical aid.

	Notes	Group		Company	
		[illegible]	Year ended 31 December 2005 R'000	[illegible]	Year ended 31 December 2005 R'000
4. Net financing (costs)/income					
Interest paid:		(39,915)	(60,948)	(29)	(18)
Interest-bearing borrowings		(8,777)	(32,648)	-	-
Interest accrued during the year		(24,893)	(36,305)	-	-
Less interest capitalised in property, plant and equipment	8.9	16,116	3,657	-	-
Dividends on redeemable preference shares		(29,967)	(28,281)	-	-
Bank		(1,171)	(10)	(29)	(9)
Other		-	(9)	-	(9)
Interest received:		726	3,015	665	2,768
Bank		687	2,749	626	2,714
Other		39	266	39	54
Net finance (costs)/income		(39,189)	(57,933)	636	2,750
5. Income tax income/(expense)					
Current tax expense		(88)	-	(88)	-
Deferred taxation	9	28,825	-	-	-
Normal taxation		28,737	-	(88)	-
Secondary tax on companies		(3,746)	(3,535)	-	-
Total taxation		24,991	(3,535)	(88)	-

The Company has unredeemed capital expenditure of R198,637 (31 December 2005: R 198,637). The total estimated unredeemed capital expenditure in the Group is R 1,404,641,123 (31 December 2005: R1,262,091,079).

	Group		Company	
	[illegible]	Year ended 31 December 2005 R'000	[illegible]	Year ended 31 December 2005 R'000
Reconciliation of effective Group tax rate				
Standard tax rate	29.0%	29.0%	29.0%	29.0%
Taxation on net profit at standard tax rate	(33,104)	(13,120)	-	-
Taxation effect of non-deductible expenditure	(8,878)	(5,425)	(580)	(313)
Taxation effect of assessed losses and unredeemed capital expenditure utilised	41,894	18,545	492	313
Recognition of deferred tax assets	28,825	-	-	-
	28,737	-	(88)	-
Secondary tax on companies	(3,746)	(3,535)	-	-
Total taxation	24,991	(3,535)	(88)	-

6. Earnings per share

6.1 Basic earnings per share (cents)

	Group	
	Year ended 31 December 2006 cents	Year ended 31 December 2005 cents
Basic earnings per share (cents)	**6**	3

The calculation of basic earnings per share at 31 December 2006 is based on profit attributable to ordinary share holders of R139,142,390 (31 December 2005: R41,707,132) and a weighted average number of ordinary shares outstanding of 2,296,747,099 (31 December 2005: 1,365,455,520).

Calculation of weighted average number of shares

	Numbers of shares	Number of days adjusted for	Weighted average
Balance at beginning of year	2,247,490,793		2,247,490,793
Share issue 3 February 2006	2,328,556	332	2,118,029
Share issue 10 March 2006	333,333	296	270,319
Share issue 23 June 2006	40,178,572	191	21,024,951
Share issue 28 June 2006	48,243,089	186	24,584,149
Share issue 6 July 2006	2,328,555	178	1,135,569
Share issue 9 October 2006	333,333	83	75,800
Share issue 9 November 2006	333,333	52	47,489
	2,341,569,564		2,296,747,099

6.2 Headline earnings per share

	Group	
	Year ended 31 December 2006 cents	Year ended 31 December 2005 cents
Headline earnings per share (cents)	**6**	3

The calculation of headline earnings per share at 31 December 2006 is based on profit attributable to ordinary shareholders of R145,183,885 (31 December 2005: R39,843,491) and a weighted average number of shares outstanding during the year ended 31 December 2006 of 2,296,747,099 (31 December 2005: 1,365,455,520). Headline earnings are calculated as follows:

	Group	
	Year ended 31 December 2006 R	Year ended 31 December 2005 R
Net profit for the year	**139,142,390**	41,707,132
Fair value gain on available-for-sale financial instrument matured	**-**	(1,959,685)
Disposal of property, plant and equipment	**6,041,495**	96,044
Headline earnings	**145,183,885**	39,843,491

	Group	
	Year ended 31 December 2006 cents	Year ended 31 December 2005 cents
6.3 Diluted earnings per share		
Diluted earnings per share (cents)	6	3

The calculation of diluted earnings per share at 31 December 2006 is based on profit attributable to ordinary shareholders of R 139,142,390 (31 December 2005: R41,707,132) and a weighted average number of shares outstanding during the year ended 31 December 2006 of 2,328,678,892 (31 December 2005: 1,387,858,250).

Calculation of weighted average number of shares

	Group	
	Year ended 31 December 2006 No. of shares	Year ended 31 December 2005 No. of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	2,296,747,099	1,365,455,520
Deemed issue of ordinary shares in respect of share options	16,795,207	22,402,730
Thyssenkrupp in respect of the Downstream Project	15,136,586	-
Weighted average number of ordinary shares used in calculating diluted earnings per share	2,328,678,892	1,387,858,250

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
7. Options for mineral rights				
At cost less recoupments and accumulated impairment	-	258	-	258

Options acquired are in respect of the mineral rights on certain parts of the farm Schoongezicht 225, Registration Department IR Mpumalanga and portion 9 of farm Annex Glen Ross No. 562 in the Administrative District of Theunissen. The options in respect of farm Schoongezicht were converted to new order prospecting rights in 2006 and are now included under land and mineral rights. The options in respect of farm Annex Glen Ross No. 562 have been fully impaired.

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
8. Property, plant and equipment				
8.1 Fixed property and mineral rights				
Carrying value at beginning of year	**120,462**	24,556	**3,816**	3,816
Land and mineral rights at cost	**126,882**	30,162	**3,816**	3,816
Accumulated depreciation	**(6,420)**	(5,606)	**-**	-
Additions	**-**	96,720	**-**	-
Depreciation charge for the year	**(4,682)**	(814)	**-**	-
Reclassification	**5,495**	-	**258**	-
Carrying value at end of year	**121,275**	120,462	**4,074**	3,816
Land and mineral rights at cost	**133,783**	126,882	**4,074**	3,816
Accumulated depreciation	**(12,508)**	(6,420)	**-**	-

A register of the mineral rights and title deeds is available for inspection at the registered office of the Company.

	Group 2006	Group 2005	Company 2006	Company 2005
8.2 Ferrochrome smelter project				
Carrying value at beginning of year	**698,687**	648,121	**-**	-
Cost	**706,580**	653,537	**-**	-
Accumulated depreciation	**(7,893)**	(5,416)	**-**	-
Additions	**5,198**	53,043	**-**	-
Depreciation charge for the year	**(9,403)**	(2,477)	**-**	-
Reclassifications	**17,502**	-	**-**	-
Transfer from capital work in progress	**1,688**	-	**-**	-
Carrying value at end of year	**713,672**	698,687	**-**	-
Cost	**730,871**	706,580	**-**	-
Accumulated depreciation	**(17,199)**	(7,893)	**-**	-
8.3 Mine development project				
Carrying value at beginning of year	**39,396**	40,878	**-**	-
Cost	**43,643**	43,643	**-**	-
Accumulated depreciation	**(4,247)**	(2,765)	**-**	-
Depreciation charge for the year	**(1,471)**	(1,482)	**-**	-
Reclassification	**(9)**	-	**-**	-
Carrying value at end of year	**37,916**	39,396	**-**	-
Cost	**43,643**	43,643	**-**	-
Accumulated depreciation	**(5,727)**	(4,247)	**-**	-
8.4 Mining equipment and structures				
Carrying value at beginning of year	**37,785**	13,539	**-**	-
Cost	**41,599**	15,980	**-**	-
Accumulated depreciation	**(3,814)**	(2,441)	**-**	-

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
8.4 Mining equipment and structures (continued)				
Additions	7,316	25,619	-	-
Depreciation charge for the year	(386)	(1,373)	-	-
Reclassifications	(22,731)	-	-	-
Carrying value at end of year	21,984	37,785	-	-
Cost	24,660	41,599	-	-
Accumulated depreciation	(2,676)	(3,814)	-	-
8.5 Plant and equipment				
Carrying value at beginning of year	462	675	3	22
Cost	2,187	2,187	94	94
Accumulated depreciation	(1,725)	(1,512)	(91)	(72)
Depreciation charge for the year	(70)	(213)	(3)	(19)
Carrying value at end of year	392	462	-	3
Cost	2,187	2,187	94	94
Accumulated depreciation	(1,795)	(1,725)	(94)	(91)
8.6 Motor vehicles				
Carrying value at beginning of year	93	301	60	217
Cost	392	893	138	639
Accumulated depreciation	(299)	(592)	(78)	(422)
Disposals at carrying value	-	(96)	-	(96)
Depreciation charge for the year	(58)	(112)	(28)	(61)
Carrying value at end of year	35	93	32	60
Cost	392	392	138	138
Accumulated depreciation	(357)	(299)	(106)	(78)
8.7 Office furniture and equipment				
Carrying value at beginning of year	863	1,316	86	96
Cost	2,678	2,615	462	399
Accumulated depreciation	(1,815)	(1,299)	(376)	(303)
Additions	1,459	63	764	63
Disposals at carrying value	(5)	-	(5)	-
Depreciation charge for the year	(649)	(516)	(167)	(73)
Carrying value at end of year	1,668	863	678	86
Cost	4,032	2,678	1,121	462
Accumulated depreciation	(2,364)	(1,815)	(443)	(376)
8.8 Wonderkop assets				
Carrying value at beginning of year	231,913	-	-	-
Cost	231,913	-	-	-
Accumulated depreciation	-	-	-	-

	Group		Company	
	[illegible]	Year ended	[illegible]	Year ended
	[illegible]	31 December 2005	[illegible]	31 December 2005
	[illegible]	R'000	[illegible]	R'000
8.8 Wonderkop assets (continued)				
Additions	**183**	231,913	-	-
Disposals at carrying value	**(4,254)**	-	-	-
Depreciation charge for the year	**(8,215)**	-	-	-
Carrying value at end of year	**219,627**	231,913	-	-
Cost	**227,842**	231,913	-	-
Accumulated depreciation	**(8,215)**	-	-	-

The Wonderkop assets are encumbered by a loan more fully described under note 17.4.

8.9 Lion Ferrochrome plant				
Carrying value at beginning of year	**198,887**	-	-	-
Cost	**198,887**	-	-	-
Accumulated depreciation	-	-	-	-
Additions	**151,199**	198,887	-	-
Disposals at carrying value	**(1,782)**	-	-	-
Depreciation charge for the year	**(369)**	-	-	-
Carrying value at end of year	**347,935**	198,887	-	-
Cost	**348,304**	198,887	-	-
Accumulated depreciation	**(369)**	-	-	-

Additions in respect of the Lion Ferrochrome plant include capitalised borrowing costs of R 16,116,350 (31 December 2005: R 3,657,222).

8.10 Capital work-in-progress				
Costs capitalised to date	**1,235**	1,688	-	-
Total carrying value at end of year	**1,465,739**	1,330,236	**4,784**	3,965
Cost	**1,516,949**	1,356,449	**5,427**	4,510
Accumulated depreciation	**(51,210)**	(26,213)	**(643)**	(545)

8.11 Capitalised finance leases

The following leased assets where the Company is the lessee are included in 8.2, Ferrochrome smelter project and 8.6 Motor vehicles.

8.11.1 Motor vehicles				
Cost	**138**	138	**138**	138
Accumulated depreciation	**(106)**	(78)	**(106)**	(78)
Carrying value at end of year	**32**	60	**32**	60
8.11.2 Plant and equipment				
Cost/carrying value at end of year	**12,497**	-	-	-

	Group		Company	
	Year ended	Year ended	Year ended	Year ended
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	R'000	R'000	R'000	R'000
9. Deferred tax assets				
Recognised deferred tax assets				
Property, plant and equipment	19	-	-	-
Unredeemed capital expenditure	19,044	-	-	-
Provisions and accruals	9,762	-	-	-
	28,825	-	-	-

Deferred taxation is based on previously unrecognised unredeemed capital expenditure. The Company has raised a deferred tax asset for deductable temporary differences as it is probable that sufficient future taxable income will be generated against which these temporary differences can be utilised.

Movement in temporary differences during the year

	Balance 1 January 2006	Recognised in income	Balance 31 December 2006
Property, plant and equipment	-	19	19
Unredeemed capital expenditure	-	19,044	19,044
Provisions and accruals	-	9,762	9,762
	-	28,825	28,825

	Group		Company	
	Year ended	Year ended	Year ended	Year ended
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	R'000	R'000	R'000	R'000
10. Investments				
10.1 Wholly-owned subsidiaries				
Southwits Mining Company (Pty) Ltd			(102)	(102)
Shares at cost			*	*
Loan from subsidiary			(102)	(102)
Merafe Chrome & Alloys (Pty) Ltd			849,463	725,567
Shares at cost			*	*
Loan to subsidiary			849,463	725,567
Loan at cost			1,140,408	1,016,512
Provision for impairment			(290,945)	(290,945)
Total wholly-owned subsidiaries			849,361	725,465

* Amount is less than one thousand

	Group		Company	
	Year ended	Year ended	Year ended	Year ended
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
	R'000	R'000	R'000	R'000
10.2 Flexidowment policy				
Held to maturity - Flexidowment policy	346	346	-	-

This Flexidowment policy is managed by Old Mutual and matured in April 2005. This policy has been ceded to the Horizon Nature Conservation Trust and forms part of the Trust's accumulated rehabilitation funds.

Total investments	**346**	346	**849,361**	725,465
11. Inventories				
Consumables stores	**32,459**	26,725	-	-
Raw materials and work-in-progress	**73,703**	82,886	-	-
Final product	**213,194**	214,698	-	-
Carrying value	**214,943**	214,698	-	-
Write-down of inventory to net				
realisable value	**(1,749)**	-	-	-
	319,356	324,309	-	-

The net realisable value adjustment represents the write-down of a stockpile of 1,829 tonnes of final product.

12. Trade and other receivables				
Trade receivables	**268,107**	277,824	**433**	116
Prepayments	**1,631**	2,167	**141**	125
Other receivables	**3,970**	1,458	**406**	649
	273,708	281,449	**980**	890
13. Share capital				
Authorised - 2,750,000,000				
(31 December 2005: 2,750,000,000)				
ordinary shares of 1 cent each.	**27,500**	27,500	**27,500**	27,500
Issued - 2,341,569,564				
(31 December 2005: 2,247,490,793)				
ordinary shares of 1 cent each.	**23,416**	22,475	**23,416**	22,475
14. Share premium				
Balance at beginning of year	**1,091,743**	557,035	**1,091,743**	557,035
Arising from issue of new shares	**51,239**	544,836	**51,239**	544,836
Share issue expenses	**(95)**	(10,128)	**(95)**	(10,128)
Balance at end of year	**1,142,887**	1,091,743	**1,142,887**	1,091,743

The unissued share capital is under the control of the directors, subject to the Companies Act and the JSE Limited Listings Requirements, until the next annual general meeting. The directors' report and note 15 set out the details in respect of the share option scheme.

15. Equity-settled share-based payments

On 1 August 2000, the Group established a share option programme that entitles key management personnel and senior employees to acquire shares in the Company. Management has applied the provisions of IFRS 2 - *Share-based payments* in accounting and disclosing for all share options granted, except for share options granted before 7 November 2002, or share options granted after this date, but which had vested prior to 1 January 2005 and those subject to review referred to later in this note.

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
15. Equity-settled share-based payments (continued)				
Reconciliation of share based payment obligation				
Balance at beginning of year	**2,510**	1,545	**2,510**	1,545
Fair value movement during the current year	**790**	965	**790**	965
Balance at end of year	**3,300**	2,510	**3,300**	2,510

The terms and conditions of the grants are listed below and all options are settled by physical delivery of shares:

Grant date/employees entitled	Number of instruments	Vesting conditions
Options granted prior to 7 November 2002	49,730,851	
Options granted to senior employees on 1 February 2003	1,000,000	One third per year over the period 30 June 2006 to 30 June 2008
Options granted to senior employees on 1 March 2003	500,000	One third per year over the period 30 June 2006 to 30 June 2008
Options granted to key management on 30 April 2003	10,034,098	One third per year over the period 30 June 2006 to 30 June 2008
Options granted to key management on 1 August 2003	2,500,000	One third per year over the period 31 December 2006 to 31 December 2008
Options granted to senior employees on 1 August 2005	2,000,000	One third per year over the period 31 December 2008 to 31 December 2010
Options granted to senior employees on 12 June 2006	3,000,000	One third per year over the period 30 June 2009 to 30 June 2011
Options granted to senior employees on 27 July 2006	2,000,000	One third per year over the period 30 June 2009 to 30 June 2011

The options are granted to employees and lapse after 10 years if not implemented while employed within the Group. The options are forfeited when an employee resigns from the group and does not exercise his/her options. In event of an employee leaving the Group for a reason approved of by the directors or dying then the employee or his/her estate has 12 and 24 months respectively to exercise and/or implement options due to that employee. Once contractually granted by the Company, the trustees of the scheme administer the scheme and determine the rights and obligations vis a vis the scheme and employees.

The number and weighted average exercise prices of share options are as follows:

	2006		2005	
	Weighted average exercise price (cents per share)	Number of options ('000)	Weighted average exercise price (cents per share)	Number of options ('000)
Outstanding balance at the beginning of the year	46	79,608	46	91,065
Options granted during the year	63	5,000	60	2,000
Options exercised during the year	39	(5,657)	41	(2,333)
Options forfeited during the year	37	(8,186)	50	(11,124)
Outstanding balance at the end of year	49	70,765	46	79,608
Excercisable at the end of year		54,380		49,675

	Company	
	Year ended	Year ended
	31 December 2006	31 December 2005
	R'000	R'000
15. Equity-settled share-based payments (continued)		
Share options outstanding at the end of the year have the following terms		
Exercise price:		
35 cents	**5,329**	8,985
39 cents	**3,300**	9,985
40 cents	**5,994**	5,994
45 cents	**35,108**	38,110
54 cents	**10,034**	10,034
60 cents	**5,000**	2,000
67 cents	**2,000**	-
73 cents	**2,500**	2,500
82 cents	**500**	500
98 cents	**1,000**	1,500
	70,765	79,608
Exercise dates:		
31 December 2003	**9,987**	9,987
30 June 2004	**15**	15
31 December 2004	**13,326**	16,316
30 June 2005	**15**	15
31 December 2005	**15,352**	23,342
30 June 2006	**3,860**	4,027
31 December 2006	**11,825**	14,190
30 June 2007	**3,845**	4,011
31 December 2007	**860**	860
30 June 2008	**3,845**	4,011
31 December 2008	**1,500**	1,500
30 June 2009	**1,667**	-
31 December 2009	**667**	667
30 June 2010	**1,667**	-
31 December 2010	**667**	667
30 June 2011	**1,667**	-
	70,765	79,608

15. Equity-settled share-based payments (continued)

The following share options were outstanding at 31 December 2006 in favour of directors of the Company:

	Z van der Walt	SP Elliot	B McBride	DS Phiri
Average exercise price (Cents)	44	44	44	54
	000's	000's	000's	000's
Exercisable on 31 December 2003	3,329	3,329	3,329	-
Exercisable on 30 June 2004	5	5	5	-
Exercisable on 31 December 2004	3,331	3,331	3,331	-
Exercisable on 30 June 2005	5	5	5	-
Exercisable on 31 December 2005	3,340	3,340	3,340	-
Exercisable on 30 June 2006	5	5	5	3,345
Exercisable on 31 December 2006	11	11	11	-
Exercisable on 30 June 2007	-	-	-	3,345
Exercisable on 30 December 2007	9	9	9	-
Exercisable on 30 June 2008	-	-	-	3,345
Total	10,035	10,035	10,035	10,035

In terms of the Company's share incentive scheme and contracts of employment, further options are due to executive directors at the date and offer price of any rights offers to shareholders of the Company or increases in share capital up to a maximum 1% of the issued share capital. In terms of the rights offer in November 2005, such options to executive directors would become implementable in terms of the scheme at the rights offer price at the end of 2008 (as to one third), 2009 (as to one third) and 2010 (as to one third). However, in line with many listed companies, and the impact of IFRS 2 and the accounting treatment of share options which are now classified as an expense, the Remuneration Committee together with its auditors, KPMG Inc, are reviewing the appropriateness of the scheme, as many commentators are suggesting alternative reward systems for employees, more beneficial to the Company, shareholders and employees as a result of changes brought about by IFRS 2 and the movement to performance based schemes. This exercise should be completed during 2007. Any changes, amendments or replacement of the scheme would require the approval of the Board of the Company, its shareholders, the JSE Limited and where any change impacts on any employee, the consent of that employee.

The fair value of services received in return for share options granted is based on the fair value of share options granted, measured using the Black-Scholes-Merton formula, with the following inputs:

	Key management personnel		Senior and other employees	
	2006	2005	2006	2005
Fair value at grant date in cents	22	22	26	30
Share price in cents (weighted average)	54	54	70	75
Exercised price in cents (weighted average)	54	54	70	75
Expected volatility	23%	23%	30%	27%
Option life (expected weighted average)	6 years	6 years	5.39 years	5.86 years
Expected dividends	1.33%	1.33%	2.15%	1.62%
Risk free interest rate	10.51%	10.51%	8.95%	9.48%

16. Non-distributable reserve

The non-distributable reserve relates to a feasibility study and investigation into a Downstream Project at Boshoek which was being undertaken by Merafe Resources. In terms of this agreement an amount of R 9,103,403 (one million Euros at the date of transaction) was advanced to Merafe Resources by ThyssenKrupp Metallurgie GMBH (Thyssen) in respect of this project. Merafe Resources shall issue shares to Thyssen for the amount of R9,103,403 for this investigation receipt. The number of Merafe Resources shares shall be the investigation receipt divided by the issue price (weighted average price of Merafe Resources shares traded on the JSE Limited thirty days before the payment date being the earlier of thirty days after the Downstream Project is "hot commissioned" and/or 1 April 2006).

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
17. Non-current borrowings				
17.1 Loan: Establishment of mining and related operations	-	2,350	-	-
17.2 Finance leases-motor vehicles	7	54	7	54
17.3 Preference shares	223,580	322,476	-	-
17.4 ABSA Bank Limited	125,000	-	-	-
17.5 ABSA Bank Limited	175,000	-	-	-
17.6 Xstrata South Africa (Pty) Ltd	16,862	-	-	-
	65,134	-	-	-
EBITDA due for the year	(48,272)	-	-	-
17.7 Xstrata South Africa (Pty) Ltd	14,224	-	-	-
17.8 SVR Steelworks (Pty) Ltd-Finance lease	10,440	-	-	-
17.9 Dataqwip Rentals (Pty) Ltd-Finance lease	2,057	-	-	-
Balance at end of year	567,170	324,880	7	54
Current portion of non-current borrowings	(153,371)	(100,047)	(7)	(47)
	413,799	224,833	-	7
Minimum lease payments:				
Repayable within the next year	4,507	50	7	50
Repayable later than 1 year but not later than 5 years	13,284	8	-	8
Future finance charges on finance leases	(5,287)	(4)	-	(4)
	12,504	54	7	54

17.1 This loan was secured and repayable in monthly instalments of R 233,000 (31 December 2005: R 233,000) and bore interest at a variable rate of 2% below prime overdraft rate. The loan was settled on 31 October 2006.

17.2 This loan is secured by finance lease agreements over a motor vehicle with a book value of R 32,113 (31 December 2005: R 59,639) as per note 8.11. This loan is repayable in monthly instalments of R 4,116 (31 December 2005: R 4,100) and bears interest at the prime overdraft rate.

17. Non-current borrowings (continued)

17.3 These redeemable preference shares, held by ABSA Corporate and Merchant Bank Limited and the Industrial Development Corporation, have a fixed preference dividend rate of 9.95% (2005: 9.95%), payable quarterly. In terms of the agreement, capital will be redeemed as follows: 2007: R 104,337,000, 2008: R 84,464,000, 2009: R 34,779,000.

17.4 This loan is secured by cession of claims in respect of the participation interest in the Pooling and Sharing Agreement attributable to Wonderkop and in respect of the Wonderkop assets. Additional security has been provided in the form of guarantees from Xstrata South Africa (Proprietary) Limited and Merafe Ferrochrome and Mining (Proprietary) Limited. The loan is repayable bi-annually with the final payment due on 31 December 2010. In terms of the agreement, capital will be repaid as follows: 2007 - R 18,750,000, 2008 - R 31,250,000, 2009 - R 37,500,000, 2010 - R 37,500,000. Interest including bank costs is fixed at 10.54% per annum.

17.5 This loan is secured by cession of claims in respect of the participation interest in the Pooling and Sharing Agreement attributable to Project Lion and guarantees from Xstrata South Africa (Proprietary) Limited and Merafe Ferrochrome and Mining (Proprietary) Limited. The loan is repayable bi-annually with the final payment due on 31 December 2010. In terms of the agreement, capital will be repaid as follows: 2007 - R 26,250,000, 2008 - R 43,750,000, 2009 - R 52,500,000, 2010 - R 52,500,000. Interest including bank costs is charged at the Johannesburg Interbank Agreed Rate plus 1.45% per annum.

17.6 This loan is unsecured and has no fixed repayment terms. Interest is charged at prime overdraft rate.

17.7 This loan is unsecured and has no fixed repayment terms. Interest is charged at prime less 1% per annum.

17.8 This loan is secured by a finance lease agreement over plant and equipment with a book value of R10 439 658 as per note 8.11. The loan is repayable in monthly instalments determined by the level of production of the plant, repayments have averaged at R186 810 per month. Interest is determined by the level of production, rates have averaged 10.28% per annum.

17.9 This loan is secured by a finance lease agreement over plant and equipment with a book value of R2 056 124 as per note 8.11. The loan is repayable in monthly instalments of R106 545 with the final payment in October 2008. Interest is charged at prime plus 2%.

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
18. Provision for closure and restoration costs				
Balance at beginning of year	7,592	4,214	-	-
Utilised during the year	(3,403)	(1,528)	-	-
Charge for the year	6,765	4,906	-	-
Balance at end of year	10,954	7,592	-	-
19. Trade and other payables				
Trade payables	314,987	585,313	2,226	10,247
Other payables	1,207	26,518	88	993
	316,194	611,831	2,314	11,240

Included in trade payables in 2005 is an amount of R63.3 million owed to Xstrata.

	Group		Company	
	[illegible]	Year ended 31 December 2005	[illegible]	Year ended 31 December 2005
	[illegible]	R'000	[illegible]	R'000
20. Cash flow information				
20.1 Cash (utilised in)/generated by operations				
Profit for the year before tax	114,152	45,242	-	-
Adjusted for:				
Depreciation and amortisation	25,303	6,987	198	153
Write-down of inventory to net realisable value	1,749	-	-	-
Interest received	(726)	(3,015)	(665)	(2,768)
Interest paid	39,915	60,948	29	18
Equity-settled share-based payment expense	790	965	790	965
Movement in accruals	25,166	10,254	-	-
Bad debts written off	78	-	-	-
Adjustment in respect of straight-lining of lease	24	-	-	-
Provision for closure and restoration	6,765	4,906	-	-
Payment for closure and restoration	(3,403)	(1,528)	-	-
Disposal of property, plant and equipment	6,042	96	5	96
Operating profit/(loss) before working capital changes	215,855	124,855	357	(1,536)
Working capital changes	(300,946)	(11,320)	(1)	(1,589)
Decrease/(increase) in inventories	3,204	(87,038)	-	-
Decrease/(increase) in trade and other receivables	7,663	(91,963)	(90)	264
(Decrease)/increase in trade and other payables	(311,813)	167,681	89	(1,853)
	(85,091)	113,535	356	(3,125)
20.2 Cash and cash equivalents				
Bank and cash	19,476	86,742	13,077	84,707
Bank overdraft	(107,143)	(174,169)	-	-
	(87,667)	(87,427)	13,077	84,707

21. Financial instruments

In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Group may enter into transactions that make use of financial instruments.

The Group did not acquire, hold or issue derivative instruments for trading purposes.

21. Financial instruments (continued)

Credit risk

The Group sells the majority of its ferrochrome to a broad range of international customers in terms of the Xstrata-Merafe Chrome Venture agreement. As a result, the Group believes that no concentration of credit risk exists with regards to sales to these customers. The Group has a policy to monitor its exposure to credit risk on an ongoing basis. At year end, the maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). In addition the Group had liabilities in US$. As a result, the Group was subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The weakening of the South African Rand against the US$ in the current financial year resulted in exchange losses being realised on the foreign borrowings which have been offset to an extent by realised and unrealised exchange gains arising on foreign sales contracts. The Group does not hedge its foreign currency exposure to the ferrochrome price fluctuation risk or Rand: US$ exchange rate.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of cash investments and financing activities, giving rise to interest rate risk. In the ordinary course of business the Group receives cash from its operations to fund working capital and capital expenditure requirements, as well as debt repayments. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks.

Interest rates and repricing analysis - 2006

	Average interest rate	Total R'000	Less than one year	1 - 2 years	2 - 5 years
Fixed rate instruments					
Preference shares	9.95%	(223,580)	(104,337)	(84,464)	(34,779)
ABSA Bank Limited	10.54%	(125,000)	(18,750)	(31,250)	(75,000)
		(348,580)	(123,087)	(115,714)	(109,779)
Variable rate instruments					
Finance lease motor vehicles	12.50%	(7)	(7)	-	-
ABSA Bank Limited	10.83%	(175,000)	(26,250)	(43,750)	(105,000)
Xstrata South Africa (Pty) Ltd	11.08%	(16,862)	-	(16,862)	-
Xstrata South Africa (Pty) Ltd	10.08%	(14,224)	-	(14,224)	-
SVR Steelworks (Pty) Ltd	10.28%	(10,440)	(2,242)	(2,242)	(5,956)
Dataqwip rentals (Pty) Ltd	14.50%	(2,057)	(1,279)	(778)	-
Bank overdraft (US Dollar account)	5.77%	(107,143)	(107,143)	-	-
Cash and cash equivalents	6.69%	19,476	19,476	-	-
		(306,257)	(117,445)	(77,856)	(110,956)

21. **Financial instruments (continued)**

Interest rates and repricing analysis - 2005

	Average interest rate	Total R'000	Less than one year	1 - 2 years	2 - 5 years
Fixed rate instruments					
Preference shares	9.95%	(322,476)	(98,896)	(104,337)	(119,243)
Variable rate instruments	-	-	-	-	-
Establishment of mining and					
related operations	8.65%	(2,350)	(2,350)	-	-
Finance leases motor vehicles	10.65%	(54)	(47)	(7)	-
Xstrata South Africa (Pty) Ltd	10.65%	(64,470)	(64,470)	-	-
Bank overdraft (US Dollar account)	5.77%	(174,169)	(174,169)	-	-
Cash and cash equivalents	7.90%	86,742	86,742	-	-
		(154,301)	(154,294)	(7)	-

22. Related party transactions

22.1 Identity of related parties

The Group has related party relationships with its wholly-owned subsidiaries (refer note 10.1), Xstrata-Merafe Chrome Venture (refer note 22.3), the Industrial Development Corporation of South Africa Limited (refer note 22.4), Royal Bafokeng Resources Holdings (Pty) Limited (refer note 22.5) and with its directors (refer note 22.2).

22.2 Transactions with its directors

Directors of the Company, and their immediate family (associates) control 0.08% of the voting shares of the Company. In addition to their salaries, the Company also contributes to a provident fund (defined contribution plan) and medical aid fund on their behalf (refer note 3). Executive directors also participate in the Company's share option scheme (refer note 15).

22.3 Transactions with the Xstrata-Merafe Chrome Venture

The Xstrata-Merafe Chrome Venture resulted in Xstrata and Merafe Resources pooling and sharing their ferrochrome assets. While Merafe Resources' assets form part of the Xstrata-Merafe Chrome Venture, Merafe Resources retains ownership of its assets and is closely involved in the Venture's operations through the Chrome Exco and joint board and sub-commitees formed to oversee the combined operations of both companies. The Group received 11% to 30 June 2005, 14% to 15 November 2005, 17% to 30 June 2006 and 20,5% to 31 December 2006 of the Venture's working capital and EBITDA.

	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
Included in the consolidated financial statements are the following items that represent the Group's share of the working capital and EBITDA of the Venture:		
Inventories	**315,276**	318,480
Trade and other receivables	**270,019**	249,920
Bank and cash	**5,162**	1,283
Trade account between participants	**-**	(172,354)
Provisions	**(32,618)**	(23,593)
Trade and other payables	**(280,391)**	(168,009)
Bank overdraft	**(107,143)**	(174,169)
Net assets	**170,305**	31,558
EBITDA	**203,047**	143,624

22.4 Transactions with the Industrial Development Corporation of South Africa Limited (IDC)

The IDC is considered to be a related party, due to their ability to exercise significant influence over financial and operating decisions of Merafe Resources. The significant influence is a result of the aforementioned party's shareholding of 23.35%. The IDC has provided financing in respect of the operations as set out in note 17.1 and 17.3.

22.5 Transaction with Royal Bafokeng Resources Holdings (Pty) Limited (RBR)

The RBR is considered to be a related party due to their ability to exercise significant influence over financial and operating decisions of Merafe Resources. The significant influence is a result of the aforementioned party's shareholding of 30.76%. No transactions occurred during the year.

23. Contingencies and commitments

To the best of our knowledge and belief there are no contingent liabilities to third parties and/or contingent assets not set out or referred to in this report which may materially affect the financial position of the Group.

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000
24. Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Less than one year	**476**	179	**476**	179
Between one and five years	**718**	193	**718**	193
	1,194	372	**1,194**	372

The Group leases offices and various items of office equipment. The leases typically run for a period of five years. The office equipment lease payment escalates at 15% per annum (31 December 2005: 15%) and the building lease payment escalates at 9% per annum (31 December 2005: 9%).

	Group		Company	
	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000	Year ended 31 December 2006 R'000	Year ended 31 December 2005 R'000

25. Post balance sheet date events

The directors are not aware of any material fact or circumstance that has occurred after the balance sheet date, being 31 December 2006 and the date of this report, other than those disclosed in the "Outlook for the future" section of the Chief Executive Officer's Review.

26. Capital commitments

The Group's capital commitments at year end were:

: Project Lion	10,507	128,481	-	-
: Other Xstrata-Merafe Chrome Venture commitments:	-	6,467	-	-
	10,507	134,948	-	-

These commitments are expected to be settled in the following financial year through funds generated from operations

27. Determination of fair values

Determination of fair values

A number of the Group accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The fair values of financial assets and liabilities are the same as the carrying amounts reflected in the balance sheet.

Trade and other receivables

The fair value of trade and other receivables, excluding construction work in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible notes, the market rate of interest is determined by reference to similar liabilities that do not have a conversion option. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes-Merton formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Investment in equity and debt securities

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at balance sheet date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

Shareholder information

Analysis of ordinary shareholders as at 31 December 2006

	No. of Shareholders	% of all Shareholders	No. of Shares held	% of shares Issued
Analysis of shareholdings				
Range				
1 - 1 000	553	10.46	313,375	0.01
1 001 - 5 000	1,033	19.55	3,339,636	0.14
5 001 - 10 000	949	17.96	8,022,732	0.34
10 001 - 100 000	2,203	41.68	79,632,613	3.40
100 001 - 1 000 000	422	7.98	120,037,582	5.13
1 000 001 and more	125	2.37	2,130,223,626	90.98
Totals	5,285	100.00	2,341,569,564	100.00
Distribution of shareholders				
Category				
Diluted funds			1,478,807,571	63.16
Pension funds			299,018,838	12.77
Nominees & trusts			221,345,608	9.45
Individuals			167,880,556	7.17
Other corporate bodies			84,041,103	3.59
Private companies			74,342,021	3.17
Banks			13,083,501	0.56
Close corporations			3,050,366	0.13
Totals			2,341,569,564	100.00
Shareholders holding 5% or more of shares in issue				
Name				
Royal Bafokeng Resources Holdings (Pty) Ltd			720,163,887	30.76
Industrial Development Corporation			546,830,100	23.35
Allan Gray Asset Managers			339,376,246	14.49
Totals			1,606,370,233	68.60
Shareholder spread				
Public	5,279	99.88	1,065,333,820	45.50
Non-public	6	0.12	1,276,235,744	54.50
Directors (directly held)	2	0.04	1,227,112	0.05
Associates	2	0.04	8,014,645	0.34
Royal Bafokeng Resources	1	0.02	720,163,887	30.76
Industrial Development Corporation	1	0.02	546,830,100	23.35
Totals	5,285	100.00	2,341,569,564	100.00

JSE Limited share statistics at 31 December 2006

Share price (cents)	
High	83
Low	44
Closing price at 31 December 2006	75
Shares traded	
Number of shares	660,916,517
Value of shares	R407,238,640
Volume traded as a % of weighted average shares in issue	28%
Market Capitalisation	
As at 31 December 2006	R1,756,177,173

Shareholders' diary

Meetings

Annual General Meeting for 2007 to be held in June 2008

Reports

Interim report six months to 30 June 2007 to be released on or around 7 August 2007

Annual results for the 12 months to 31 December 2007 to be released in March 2008

Annual report for the 12 months to 31 December 2007 to be published May 2008

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)
ISIN:ZAE000060000
Share code: MRF

Notice is hereby given that the twentieth annual general meeting of members of Merafe Resources Limited will be held at 1st Floor, Block B, Sandton Place, 68 Wierda Road East, Wierda Valley, Sandton, at 11:00 on Thursday, 26 July 2007, for the purpose of conducting the following business:

1. To receive, consider and adopt the annual financial statements for the Company for the year ended 31 December 2006.
2. To elect the following directors, who retire by rotation and, being eligible, offer themselves for re-election:
   2.1 Ms Lebo Mogotsi;
   2.2 Ms Joyce Matlala;
   2.3 Mr Bruce McBride; and
   2.4 Mr Stuart Elliot
3. To ratify the appointment of Mr Tlamelo Ramantsi to the Board as a non-executive director.
4. To ratify the appointment of Mr Mzila Mthenjane to the Board as a non-executive director.

Brief CVs of these directors are set out on page 17 and 19 of this annual report.

5. To approve the directors' remuneration for the year ended 31 December 2006.
6. To re-appoint KPMG Inc. as auditors for the ensuing year.
7. To authorise the directors to determine the auditors' remuneration.
8. To approve the auditors' remuneration.

As special business to consider and, if deemed fit, to pass with or without modification the following resolutions:

Special resolution number 1

Increase of authorised share capital

"Resolved as a special resolution that, in terms of section 75(1) (a) of the Companies Act, Act 61 of 1973, as amended, and Article 20 of the Articles of Association of the Company and with effect from the registration of this special resolution, the Company's authorised share capital be and is hereby increased from R35 000 000 by the creation of 750 000 000 ordinary shares with a par value of R1.01 each ranking *pari passu* in all respects with the ordinary shares in the capital of the Company".

Special resolution number 2

Amendments to the Memorandum of Association

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the Company's twentieth annual general meeting, paragraph 8(a) and paragraph 8(a)(i) of the Company's Memorandum of Association be and is hereby amended by substituting "R35 000 000" for the reference for "R27 000 000" and "3 500 000 000" for the reference of "2 750 000 000."

Reasons for and effect of special resolutions 1 and 2

The reason for special resolutions 1 and 2 is to increase the share capital of the Company. The effect is to create 750 000 000 new ordinary shares of R0.01 each thereby creating additional authorised share capital in the Company of R7 500 000 in order to ensure that the Company has sufficient unissued shares available should a need to issue shares arise in the future.

Ordinary resolution number 1

Control of authorised but unissued shares

"Resolved that the entire authorised but unissued share capital of the Company from time to time be placed under the control of the directors of the Company until the next annual general meeting, with the authority to allot and issue all or part thereof at their discretion, subject to the provisions of sections 221 and 222 of the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company and the JSE Limited Listings Requirements."

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)
ISIN:ZAE000060000
Share code: MRF

Notice is hereby given that the twentieth annual general meeting of members of Merafe Resources Limited will be held at 1st Floor, Block B, Sandton Place, 68 Wierda Road East, Wierda Valley, Sandton, at 11:00 on Thursday, 26 July 2007, for the purpose of conducting the following business:

1. To receive, consider and adopt the annual financial statements for the Company for the year ended 31 December 2006.
2. To elect the following directors, who retire by rotation and, being eligible, offer themselves for re-election:
   2.1 Ms Lebo Mogotsi;
   2.2 Ms Joyce Matlala;
   2.3 Mr Bruce McBride; and
   2.4 Mr Stuart Elliot
3. To ratify the appointment of Mr Tlamelo Ramantsi to the Board as a non-executive director.
4. To ratify the appointment of Mr Mzila Mthenjane to the Board as a non-executive director.

Brief CVs of these directors are set out on page 17 and 19 of this annual report.

5. To approve the directors' remuneration for the year ended 31 December 2006.
6. To re-appoint KPMG Inc. as auditors for the ensuing year.
7. To authorise the directors to determine the auditors' remuneration.
8. To approve the auditors' remuneration.

As special business to consider and, if deemed fit, to pass with or without modification the following resolutions:

Special resolution number 1

Increase of authorised share capital

"Resolved as a special resolution that, in terms of section 75(1) (a) of the Companies Act, Act 61 of 1973, as amended, and Article 20 of the Articles of Association of the Company and with effect from the registration of this special resolution, the Company's authorised share capital be and is hereby increased to R35 000 000 by the creation of 750 000 000 ordinary shares with a par value of R0.01 each ranking *pari passu* in all respects with the ordinary shares in the capital of the Company".

Special resolution number 2

Amendments to the Memorandum of Association

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the Company's twentieth annual general meeting, paragraph 8(a) and paragraph 8(a)(i) of the Company's Memorandum of Association be and is hereby amended by substituting "R35 000 000" for the reference for "R27 500 000" and "3 500 000 000" for the reference of "2 750 000 000."

Reasons for and effect of special resolutions 1 and 2

The reason for special resolutions 1 and 2 is to increase the share capital of the Company. The effect is to create 750 000 000 new ordinary shares of R0.01 each thereby creating additional authorised share capital in the Company of R7 500 000 in order to ensure that the Company has sufficient unissued shares available should a need to issue shares arise in the future.

Ordinary resolution number 1

Control of authorised but unissued shares

"Resolved that 10% of the authorised but unissued share capital of the Company be placed under the control of the directors of the Company until the next annual general meeting, with the authority to allot and issue all or part thereof at their discretion, subject to the provisions of sections 221 and 222 of the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company and the JSE Limited Listings Requirements."

Ordinary resolution number 2

Issue of shares for cash

"Resolved that, in terms of the JSE Limited ("JSE") Listings Requirements, the directors be given general authority to issue all or any of the authorised but unissued ordinary shares of one cent each for cash as and when suitable situations arise, subject to the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company, and the following limitations, namely:

: that this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;

: that a paid press announcement giving full details, including the effect on net asset value and earnings per share will be published at the time of any issue representing, on a cumulative basis, within one financial year, 5% or more of the number of shares of that class in issue prior to the issues;

: that issues in the aggregate in any one financial year will not exceed 10% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

: that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined or agreed by the directors; and

: that any such issue will only be made to public shareholders as defined by the JSE and not to any related parties."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for ordinary resolution number 2 to be carried.

Voting and attendance at the general meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and to vote thereat in his/her stead. The proxy so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the transfer secretaries of the Company or the Company's registered office by no later than 11:00 on Tuesday, 24 July 2007.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the Company no later than 11:00 on Tuesday, 24 July 2007.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration, should contact their Central Securities Depository Participant (CSDP) or broker, in the manner and time stipulated in their agreement:

: to furnish them with their voting instructions; and

: in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board.

A Mahandrenath
Company Secretary

Sandton
29 June 2007

Ordinary resolution number 2

Issue of shares for cash

"Resolved that, in terms of the JSE Limited ("JSE") Listings Requirements, the directors be given general authority to issue all or any of the authorised but unissued ordinary shares of one cent each for cash as and when suitable situations arise, subject to the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company, and the following limitations, namely:

: that this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
: that a paid press announcement giving full details, including the effect on net asset value and earnings per share will be published at the time of any issue representing, on a cumulative basis, within one financial year, 5% or more of the number of shares of that class in issue prior to the issues;
: that issues in the aggregate in any one financial year will not exceed 10% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;
: that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined or agreed by the directors; and
: that any such issue will only be made to public shareholders as defined by the JSE and not to any related parties."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for ordinary resolution number 2 to be carried.

Voting and attendance at the general meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and to vote thereat in his/her stead. The proxy so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the transfer secretaries of the Company or the Company's registered office by no later than 11:00 on Tuesday, 24 July 2007.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the Company no later than 11:00 on Tuesday, 24 July 2007.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration, should contact their Central Securities Depository Participant (CSDP) or broker, in the manner and time stipulated in their agreement:

: to furnish them with their voting instructions; and
: in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board.

Mahendranath

A Mahandrenath
Company Secretary

Sandton
29 June 2007

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Form of proxy

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)

ISIN:ZAE000060000
Share code: MRF

Only for use by members who have not dematerialised their shares or members who have dematerialised their shares with own name registration. All other dematerialised shareholders must contact their CSDP or broker to make the relevant arrangements concerning voting and/or attendance at the annual general meeting.

Form of proxy for the twentieth annual general meeting

I/We (name in block letters)

Of (address)

Being the holders/of ordinary shares

in the Company hereby appoint (see note 1):

1. or failing him/her

2. or failing him/her

3. The chairman of the Company, or failing him, the chairperson of the annual general meeting, as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at Merafe Resources Limited at 1st Floor, Block B, Sandton Place, 68 Wierda Road East, Wierda Valley, Sandton, at 11:00 on Thursday, 26 July 2007, or at any adjournment thereof.

I/We desire to vote as follows (see note 2):	Number of Votes		
	For	Against	Abstain
1. To receive, consider and adopt the annual financial statements			
2. To elect the directors who retire by rotation:			
2.1 Ms Lebo Mogotsi;			
2.2 Ms Joyce Matlala;			
2.3 Mr Bruce McBride; and			
2.4 Mr Stuart Elliot			
3. To ratify the appointment of Mr Tlamelo Ramantsi to the Board as a non-executive director			
4. To ratify the appointment of Mr Mzila Mthenjane to the Board as a non-executive director			
5. To approve the directors' remuneration			
6. To re-appoint KPMG Inc. as auditors for the ensuing year			
7. To authorise the directors to determine the auditors' remuneration			
8. To approve the auditors' remuneration			
9. Special resolution number 1: Increase of authorised share capital			
10. Special resolution number 2: Amendments to the memorandum of association			
11. Ordinary resolution number 1: To place the unissued shares under the control of the directors			
12. Ordinary resolution number 2: To authorise the Company to issue shares for cash			

Signed at on 2007

Signature (assisted by me - where applicable)

Please see notes overleaf

Form of proxy

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space(s) provided, with or without deleting 'the chairperson of the general meeting of shareholders', but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting of shareholders as he/she deems fit in respect to all the shareholder's votes exercisable thereat. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by the proxy.

3. Forms of proxy must be lodged with, posted or faxed to, the transfer secretaries' registered office: 5th floor, 11, Diagonal Street, Johannesburg, 2001 (P O Box 4844, Johannesburg, 2000), or +27 11 834 4398, or the Company's registered office: 1st Floor, Block B, Sandton Place, 68 Wierda Road East, Wierda Valley, Sandton, 2196 (P O Box 652157, Benmore, 2010), or fax: +27 11 783 4789 to be received by no later than 11:00 on Tuesday, 24 July 2007.

4. The completion and lodging of this form of proxy shall not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form or proxy unless previously recorded by Merafe Resources Limited.

6. Any alteration or correction made to this form of proxy must be initialled by the signatory(ies).

7. On a show of hands, every shareholder shall have only one vote, irrespective of the number of share/s he/she holds or represents, provided that a proxy shall, irrespective of the number of shareholders he/she represents, have only one vote.

8. On a poll, every shareholder present in person or represented by proxy shall have one vote for every Merafe share held by such shareholder.

9. A resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the meeting.

10. If a poll is demanded, the resolution put to the vote shall be decided on a poll.

corporate information

Company details
Merafe Resources Limited
Company registration number:
1987/003452/06

Business address and registered office
1st Floor
Block B
Sandton Place
68 Wierda Road East
Wierda Valley
Sandton 2196

Postal address
PO Box 652157
Benmore
2010

Telephone: +27 11 783 4780
Telefax: +27 11 783 4789

Company secretary
A Mahendranath

Auditors
KPMG Inc.
85 Empire Road
Parktown
2193
Private Bag 9
Parkview
2122

Bankers
ABSA Bank Limited
ABSA Towers North
180 Commissioner Street
Johannesburg
2001
PO Box 8054
Johannesburg
2000

Attorneys
Bowman Gilfillan Inc.
165 West Street
Sandton
2196
PO Box 785812
Sandton
2146

Wessels & Smith Inc.
Wessels & Smith Building
26-28 Heeren Street
Welkom
9459
PO Box 721
Welkom
9460

Transfer secretaries
Link Market Services (Pty) Limited
5th Floor
11 Diagonal Street
Johannesburg
2001
PO Box 4844
Johannesburg
2000

Sponsor
ABSA Capital
(A division of ABSA Bank Limited)
(Registration number 1986/004794/06)
1st floor (IE2)
ABSA Towers North
180 Commissioner Street
Johannesburg
2001
PO Box 8054
Johannesburg
2000

www.meraferesources.co.za

MERAFE
RESOURCES
1987/003452/06









www.metalresources.co.za

END